Home Federal Bancorp Transition Report

December 31, 2002



To Our Shareholders

Throughout history, consistency has been regarded as an admirable trait—especially when practiced by institutions like Home Federal Bancorp that are charged with maintaining public trust. It could also be said, however, that any organization that refuses to modify longstanding traditions is failing to meet the ever-changing needs of its stakeholders. This document serves as a reflection of our ongoing commitment to constructive change on behalf of all those who have placed their trust in Home Federal.

For many years, a highlight of the summer months was the preparation of our annual report to shareholders, detailing the events of the fiscal year closing on June 30th. With our conversion from a thrift organization to a commercial bank in fiscal year 2002, our fiscal year now concludes on December 31st. Thus this transition report records the results of Home Federal's first fiscal period as the holding company of a commercial bank, HomeFederal Bank.

It seems fitting that the first fiscal period of our new organization brought record results in mortgage loan activity, the core business of this institution for many years. During the last six months of 2002, HomeFederal originated more than $256 million in residential loans throughout our southeastern Indiana service area, five times the level we reported just two years ago.

As positive as these results are, we recognize that such performance is never a guarantee. Like our customers, we await news that will help restore public confidence and reenergize economic growth.

No matter when recovery begins in earnest, our new corporate structure has prepared HomeFederal well to contribute substantially to the economic growth of our region. For example, we are presently introducing new cash management products that bolster our increasing strength in commercial services. And our full-service branch planned for the Greenwood area, serving a rapidly developing segment of the greater Indianapolis market, reflects our ongoing commitment to strategic growth in retail banking.

Today is not a time for dwelling on the past. In our view, it is instead a time to prepare for a brighter future by building on traditional values, seeking new opportunities and creating innovative solutions on behalf of our customers.

I extend my thanks to all Home Federal Bancorp stakeholders for their confidence in the course we have chosen for the future, and for their continued support of this institution's longstanding ideals. As we pursue new growth strategies attuned to tomorrow's economic conditions, we will never waiver from the disciplined principles that have shaped Home Federal's success for almost 100 years.

Sincerely,

John K. Keach, Jr.
Chairman of the Board
and Chief Executive Officer

"...our full-service branch planned for the Greenwood area, serving a rapidly developing segment of the greater Indianapolis market, reflects our ongoing commitment to strategic growth in retail banking."

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands except per share data)

	Six Months Ended	Year Ended				
	Dec 2002	June 2002	June 2001	June 2000	June 1999	June 1998
Selected Balance Sheet Data:						
Total assets	$ 886,505	$ 856,012	$ 863,393	$ 832,154	$ 744,509	$ 719,549
Securities available for sale	114,440	114,989	80,316	99,364	73,521	57,335
Securities held to maturity	3,026	3,493	7,296	7,776	4,987	9,565
Loans receivable, net	628,883	631,815	674,552	652,007	586,918	582,040
Deposits	609,358	577,480	576,543	572,893	579,882	543,989
Borrowings	187,744	188,680	207,608	184,433	90,410	102,466
Shareholders' equity	77,794	77,086	72,044	69,486	69,635	66,952
Selected Operations Data:						
Interest income	$ 26,240	$ 56,298	$ 64,757	$ 57,809	$ 54,211	$ 55,103
Interest expense	13,145	30,635	39,516	32,169	30,135	30,864
Net interest income	13,095	25,663	25,241	25,640	24,076	24,239
Provision for loan losses	1,221	1,423	1,680	1,441	1,124	1,193
Net interest income after provision for loan losses	11,874	24,240	23,561	24,199	22,952	23,046
Gain on sale of loans	3,740	4,456	1,975	720	3,380	3,410
Gain (loss) on sale of securities	4	92	(196)	(116)	2	8
Other income	3,125	7,841	7,241	7,060	6,622	6,297
Other expense	10,375	20,045	17,513	16,446	15,851	15,726
Income before income taxes	8,368	16,584	15,068	15,417	17,105	17,035
Income tax provision	3,071	6,245	5,519	5,979	6,628	6,645
Net Income	**$ 5,297**	**$ 10,339**	**$ 9,549**	**$ 9,438**	**$ 10,477**	**$ 10,390**
Basic earnings per common share	$ 1.23	$ 2.34	$ 2.13	$ 1.97	$ 2.06	$ 2.03
Diluted earnings per common share	$ 1.17	$ 2.25	$ 2.07	$ 1.88	$ 1.95	$ 1.90
Cash dividends per share	$ 0.31	$ 0.58	$ 0.55	$ 0.54	$ 0.45	$ 0.37
Selected Financial and Statistical Data:						
Return on average assets (2)	1.21%	1.20%	1.12%	1.20%	1.42%	1.47%
Return on average shareholders' equity (2)	13.59%	13.73%	13.76%	13.84%	15.13%	16.66%
Interest rate spread during the period (2)	3.19%	3.20%	3.13%	3.46%	3.36%	3.50%
Net interest margin on average earning assets (2)	3.26%	3.27%	3.22%	3.56%	3.53%	3.69%
Average shareholders' equity to average assets	8.93%	8.76%	8.15%	8.70%	9.41%	8.85%
Efficiency ratio (1)	57.01%	57.02%	50.75%	49.50%	50.00%	50.80%
Nonperforming loans to total loans	0.71%	0.57%	1.02%	0.46%	0.60%	0.67%
Nonperforming assets to total assets	0.70%	0.70%	0.99%	0.52%	0.75%	0.59%
Loss allowance to nonperforming loans	151.12%	171.34%	78.70%	162.05%	121.82%	106.29%
Loss allowance to total loans	1.08%	1.01%	0.82%	0.75%	0.73%	0.71%
Dividend payout ratio	25.12%	24.45%	25.53%	27.11%	21.49%	18.28%
Loan servicing portfolio	$ 564,856	$ 551,402	$ 484,628	$ 451,768	$ 461,462	$ 385,207
Allowance for loan losses	$ 7,172	$ 6,451	$ 5,690	$ 4,949	$ 4,349	$ 4,243
Number of full service offices	17	17	17	16	16	16

(1) Operating expenses as a percentage of the sum of net interest income and non-interest income, excluding real estate income and expenses, securities gains and losses, gains and losses on sale of loans, amortization of intangibles, OMSR amortization, impairment of OMSR and non-recurring items.

(2) For comparative purposes, the December 2002 ratios have been annualized.

QUARTERLY RESULTS OF OPERATIONS
(in thousands except share data)

The following table presents certain selected unaudited data relating to results of operations for the three month periods ending on the dates indicated.

	Three Months Ended	
Six Months Ended December 31, 2002	**Sept 30, 2002**	**Dec 31, 2002**
Total interest income	$ 13,277	$ 12,963
Total interest expense	6,703	6,442
Net interest income	6,574	6,521
Provision for loan losses	460	761
Net interest income after provision for loan losses	6,114	5,760
Gain on sale of loans	1,386	2,354
Other income	1,457	1,672
Other expense	4,807	5,568
Income before income taxes	4,150	4,218
Income tax provision	1,559	1,512
Net Income	$ 2,591	$ 2,706
Basic earnings per common share	$ 0.60	$ 0.63
Diluted earnings per common share	$ 0.57	$ 0.60
Dividends per share	$ 0.150	$ 0.163
Stock sales price range: High (1)	$ 24.30	$ 25.14
Low	$ 21.60	$ 21.76

	Three Months Ended			
Fiscal Year Ended June 30, 2002	**Sept 30, 2001**	**Dec 31, 2001**	**March 31, 2002**	**June 30, 2002**
Total interest income	$ 15,168	$ 14,370	$ 13,290	$ 13,470
Total interest expense	8,968	7,879	6,946	6,842
Net interest income	6,200	6,491	6,344	6,628
Provision for loan losses	306	415	509	193
Net interest income after provision for loan losses	5,894	6,076	5,835	6,435
Gain on sale of loans	873	1,930	1,018	635
Other income	1,574	1,820	2,494	2,045
Other expense	4,591	5,277	5,158	5,019
Income before income taxes	3,750	4,549	4,189	4,096
Income tax provision	1,386	1,779	1,596	1,484
Net Income	$ 2,364	$ 2,770	$ 2,593	$ 2,612
Basic earnings per common share	$ 0.53	$ 0.62	$ 0.59	$ 0.60
Diluted earnings per common share	$ 0.51	$ 0.61	$ 0.56	$ 0.57
Dividends per share	$ 0.138	$ 0.138	$ 0.150	$ 0.150
Stock sales price range: High (1)	$ 22.22	$ 19.75	$ 22.00	$ 25.00
Low	$ 16.00	$ 16.80	$ 18.60	$ 21.68

	Three Months Ended			
Fiscal Year Ended June 30, 2001	**Sept 30, 2000**	**Dec 31, 2000**	**March 31, 2001**	**June 30, 2001**
Total interest income	$ 16,216	$ 16,571	$ 16,281	$ 15,689
Total interest expense	9,805	10,311	9,972	9,428
Net interest income	6,411	6,260	6,309	6,261
Provision for loan losses	215	355	409	701
Net interest income after provision for loan losses	6,196	5,905	5,900	5,560
Gain on sale of loans	512	270	403	790
Other income	1,524	1,886	1,772	1,863
Other expense	4,185	4,164	4,287	4,877
Income before income taxes	4,047	3,897	3,788	3,336
Income tax provision	1,616	1,472	1,460	971
Net Income	$ 2,431	$ 2,425	$ 2,328	$ 2,365
Basic earnings per common share	$ 0.52	$ 0.54	$ 0.53	$ 0.54
Diluted earnings per common share	$ 0.51	$ 0.53	$ 0.51	$ 0.52
Dividends per share	$ 0.138	$ 0.138	$ 0.138	$ 0.138
Stock sales price range: High (1)	$ 19.00	$ 16.75	$ 19.00	$ 22.00
Low	$ 15.75	$ 14.69	$ 16.00	$ 16.90

(1) The Company's common stock trades on the NASDAQ National Market under the symbol "HOMF."
As of December 31, 2002, the Company had 499 holders of record of its shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

This Annual Report contains statements, which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this Annual Report and include statements regarding the intent, belief, outlook, estimate or expectations of the Company (as defined below), its directors or its officers primarily with respect to future events and the future financial performance of the Company. Readers of this Annual Report are cautioned that any such forward looking statements are not guarantees of future events or performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. The accompanying information contained in this Annual Report identifies important factors that could cause such differences. These factors include changes in interest rates, loss of deposits and loan demand to other financial institutions, substantial changes in financial markets, changes in real estate values and the real estate market, regulatory changes, changes in the financial condition of issuers of the Company's investments and borrowers, changes in the economic condition of the Company's market area, increases in compensation and employee expenses, or unanticipated results in pending legal proceedings.

The following financial information presents an analysis of the asset and liability structure of Home Federal Bancorp and a discussion of the results of operations for each of the periods presented in the Annual Report as well as a discussion of Home Federal Bancorp's sources of liquidity and capital resources.

HOLDING COMPANY BUSINESS

Home Federal Bancorp (the "Company") is organized as a bank holding company authorized to engage in activities permissible for a financial holding company and owns all of the outstanding capital stock of HomeFederal Bank (the "Bank"). The business of the Bank and therefore, the Company, is providing consumer and business banking services to certain markets in the south-central portions of the State of Indiana. The Bank does business through 17 full service banking offices and one commercial loan office.

GENERAL

The Bank's earnings in recent years reflect the fundamental changes that have occurred in the regulatory, economic and competitive environment in which commercial banks operate. The Bank's earnings are primarily dependent upon its net interest income. Interest income is a function of the average balances of loans and investments outstanding during a given period and the average yields earned on such loans and investments. Interest expense is a function of the average amount of deposits and borrowings outstanding during the same period and the average rates paid on such deposits and borrowings. Net interest income is the difference between interest income and interest expense.

The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities, primarily deposits and borrowings with short- and medium-term maturities, mature or reprice more rapidly, or on a different basis, than its interest-earning assets. While having liabilities that mature or reprice more frequently on average than assets will be beneficial in times of declining interest rates, such an asset/liability structure will result in lower net income or net losses during periods of rising interest rates, unless offset by other factors such as non-interest income. The Bank's net income is also affected by such factors as fee income and gains or losses on sale of loans.

CERTAIN FACTORS AFFECTING INCOME for the Six Months Ended December 31, 2002, and the Fiscal Years Ended June 30, 2002 and 2001 and Future Income

For the six month period ended December 31, 2002, the Company originated approximately $256.1 million in residential loans. It sold $201.9 million of these loans, generating $3.7 million in pre-tax income (gain on sale of loans). For the 12 month period ended June 30, 2002, the Company originated approximately $285.8 million in residential loans, selling approximately $205.6 million and generating $4.5 million gain on sale of loans. In fiscal year 2001, approximately $93.0 million in residential loans were sold generating $2.0 million gain on sale of loans. In fiscal year 2000, $39.0 million in residential loans were sold and only $720,000 gain on sale of loans was recorded.

During the last half of calendar years 2001 and 2002 and the beginning of calendar year 2003, the Company experienced record levels of mortgage loan origination activity, most of which came from refinances of existing loans. The low interest rate environment resulted in most of the loan origination volume being made in low fixed rate mortgages, which the Company sells eventually to either Fannie Mae or Freddie Mac. The refinanced loans consisted of higher fixed rate loans where the borrower wanted to lock in a lower rate or adjustable rate mortgages where the borrower wanted to lock in a fixed rate that will not be subject to future changes.

Unless interest rates continue to fall, eventually most borrowers who can benefit from refinancing will have already refinanced their loans. Alternatively, rates may begin to rise and it will not be advantageous for borrowers to refinance. In either case the volume of loan activity could potentially drop dramatically when either rates rise or stay level long enough for all borrowers who are eligible to refinance their higher rate loans do so. When this happens, the Company will experience a corresponding decrease in gain on sale of loans that could be significant. While management cannot predict with certainty whether or when this will happen or the magnitude of any resulting decrease in gain on sale of loans, it is reasonable to expect that current levels of loan activity will not last indefinitely and that the Company will see reduced gain on sale of loans as a result.

If loan originations and sales of fixed rate loans were to drop in 2003 to levels more in line with fiscal 2001 or fiscal 2000, it is possible that the Company would not be able to make up the anticipated loss of revenue from loan sales through growth in the loan portfolio or other income generating activities. The Company could therefore experience flat or even declining revenues from sales of loans in 2003.

Refinance activity and loan originations are in large part driven by overall interest rate levels. If rates are low, borrowers refinance and lock in fixed rates. If rates are higher they tend not to refinance and are more likely to finance with adjustable rate mortgage ("ARM") products until rates decrease again.

The Company's balance sheet and income statement are dramatically impacted by the interest rate environment, making it difficult to forecast future income levels with any certainty.

In general if rates stay at current levels (around 5.375% and 6.00% for 15 and 30 year fixed rate loans respectively), management would expect fewer refinancings to occur in 2003 and therefore reduced loan sales. The Company would expect to continue to see originations of fixed rate mortgages but not enough to equal the volume incurred during the twelve months ended June 30, 2002 or the six month period ended December 31, 2002.

If mortgage loan rates decrease another 25 to 50 basis points in 2003, management would expect to see refinancings continue at high levels and income from gain on sale of loans to remain at above average levels. Whether refinancings would equal 2002 volumes is impossible to predict with any degree of accuracy. Offsetting part of the income from gain on sale of loans in a declining rate environment would be a continuing tightening of net interest margins and additional impairment of the originated mortgage servicing rights asset.

If mortgage loan rates rise, management would expect to see refinancings slow possibly to the levels of fiscal 2000 or 2001 and ARM production increase. Increases in ARM production would help the loan portfolio grow (since the Company does not typically sell its ARM products), and thus interest income should thereby grow.

Offsetting the increases in gain on sale of loans due to decreasing interest rates has been a narrowing of interest margins as loan and investment yields have dropped more rapidly than deposit and borrowing costs. In addition, impairment charges to the Company's mortgage servicing rights (MSR) increase when interest rates are declining.

If interest rates stay at current levels, management would expect interest margins to improve slightly as deposit and borrowing costs catch up with the lower loan and investment yields. It would also expect impairment charges to the MSR to slow or cease. It should be pointed out, however, that these improvements to income might not be sufficient to overcome the reduced income from gain on sale of loans that would follow a period of stable interest rates.

If interest rates should rise, management would expect to recover some prior MSR impairment charges as well as see improved margins due to asset yields rising more rapidly than liability costs. In addition, the residential loan portfolio would grow as more adjustable rate mortgages would be originated and retained in portfolio thus increasing interest income and helping to improve net interest margins. Again, in management's opinion, these gains might not occur quickly enough to overcome the lost gain on sale of loans income in 2003 that would result from higher rates.

In conclusion, the Company's 2003 income may be affected by a number of components that could change materially from the components affecting income for the twelve months ended June 30, 2002 and the six months ended December 31, 2002 under different interest rate scenarios.

The foregoing discussion contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. A number of factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, changes in economic conditions including fluctuations in interest rates and inflation, regulatory developments, changes in monetary and fiscal policies of the U. S. Treasury and the Board of Governors of the Federal Reserve System, demand for loan products (including the relative demand for fixed rate vs. adjustable rate loan products), the level of loan repayments and refinancings, deposit flows, competition and demand for financial services in the Company's markets, changes in accounting policies, principles or guidelines, and other factors set forth in this Shareholder Annual Report and in the Company's Form 10-K for the six months ended December 31, 2002. These factors should be considered in evaluating any forward-looking statements, and undue reliance should not be placed on such statements. The Company does not undertake and specifically disclaims any obligation to update any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

ASSET/LIABILITY MANAGEMENT

The Bank follows a program designed to decrease its vulnerability to material and prolonged increases in interest rates. This strategy includes 1) selling certain longer term, fixed rate loans from its portfolio; 2) increasing the origination of adjustable rate loans; 3) improving its interest rate gap by increasing the interest rate sensitivity and shortening the maturities of its interest-earning assets and extending the maturities of its interest-bearing liabilities; and 4) increasing its non-interest income.

A significant part of the Bank's program of asset and liability management has been the increased emphasis on the origination of adjustable rate and/or short-term loans, which include adjustable rate residential mortgages and construction loans, commercial loans and consumer-related loans. The Bank continues to offer fixed rate residential mortgage loans. The Bank retains the servicing function on most of the 15-year and 30-year loans sold, thereby increasing non-interest income. The proceeds of these loan sales are used to reinvest in other interest-earning assets or to repay short-term debt.

LIABILITY RELATED ACTIVITIES

The Bank has taken several steps to stabilize interest costs and match the maturities of liabilities to assets. Retail deposit specials are competitively priced to attract deposits in the Bank's market area. When retail deposit funds become unavailable due to competition, the Bank employs Federal Home Loan Bank of Indianapolis ("FHLB") advances and brokered deposits to maintain the necessary liquidity to fund lending operations. In addition, the Bank utilizes FHLB advances to match maturities with select commercial loans.

The Bank has endeavored to spread its maturities of FHLB advances over a five to seven year period so that only a limited amount of advances come due each year. This avoids a concentration of maturities in any one year and thus reduces the risk of having to renew all advances when rates may not be favorable.

The Bank applies early withdrawal penalties to protect the maturity and cost structure of its deposits and utilizes longer term fixed rate borrowings when the cost and availability permit the proceeds of such borrowings to be invested profitably.

As a result of its asset restructuring efforts, the Bank has foregone, and will likely forego in the future, certain opportunities for improving income on a short-term basis in exchange for a reduction in long-term interest rate risk. For instance, the Bank's increased emphasis on the origination of adjustable rate mortgages may cause it to sacrifice the initially higher rates of interest available to lenders on fixed rate loans. Similarly, market conditions usually have dictated that financial institutions pay substantially higher interest rates on long-term deposits than on short-term deposits.

INTEREST RATE SPREAD

The following table sets forth information concerning the Bank's interest-earning assets, interest-bearing liabilities, net interest income, interest rate spreads and net yield on average interest-earning assets during the periods indicated (including fees which are considered adjustments of yields). Average balance calculations were based on daily balances. (dollars in thousands)

	Six Months Ended			Year Ended								
	Dec 2002			June 2002			June 2001			June 2000		
	Average Balance	Interest	(3) Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate	Average Balance	Interest	Average Yield/Rate
Interest-earning assets:												
Residential mortgage loans	$ 244,399	$ 8,371	6.85%	$ 262,194	$ 19,678	7.51%	$ 305,512	$ 24,631	8.06%	$ 287,111	$ 22,475	7.83%
Commercial real estate mortgages	208,117	7,126	6.85%	191,303	14,113	7.38%	171,766	14,473	8.43%	148,901	12,271	8.24%
Home equities/ second mortgages	82,489	3,284	7.96%	88,061	7,218	8.20%	91,655	8,485	9.26%	74,945	6,779	9.05%
Commercial loans	86,416	2,724	6.30%	76,947	5,271	6.85%	64,431	5,696	8.84%	56,107	4,925	8.78%
Consumer loans	39,414	1,792	9.09%	40,978	3,950	9.64%	43,558	4,305	9.88%	45,655	4,606	10.09%
Securities	117,938	2,772	4.70%	97,787	5,488	5.61%	98,597	6,622	6.72%	100,324	6,316	6.30%
Interest-bearing deposits	24,807	171	1.38%	26,991	580	2.15%	9,449	545	5.77%	8,013	437	5.45%
Total interest-earning assets (1)	**$ 803,580**	**$ 26,240**	**6.53%**	**$ 784,261**	**$ 56,298**	**7.18%**	**$ 784,968**	**$ 64,757**	**8.25%**	**$ 721,056**	**$ 57,809**	**8.02%**
Interest-bearing liabilities:												
Deposits-												
Transaction accounts	$ 290,629	$ 1,715	1.17%	$ 283,295	$ 4,914	1.73%	$ 249,647	$ 6,505	2.61%	$ 246,193	$ 6,758	2.75%
Certificate accounts	303,610	5,799	3.79%	289,600	13,802	4.77%	324,358	20,205	6.23%	324,390	17,153	5.29%
FHLB advances	174,387	5,205	5.92%	185,453	11,106	5.99%	187,272	11,987	6.40%	129,155	7,832	6.06%
Other borrowings	11,823	426	7.15%	11,173	813	7.28%	11,270	819	7.27%	6,196	426	6.88%
Total interest-bearing liabilities	**$ 780,449**	**$ 13,145**	**3.34%**	**$ 769,521**	**$ 30,635**	**3.98%**	**$ 772,547**	**$ 39,516**	**5.12%**	**$ 705,934**	**$ 32,169**	**4.56%**
Net Interest Income		**$ 13,095**			**$ 25,663**			**$ 25,241**			**$ 25,640**	
Net Interest Rate Spread			**3.19%**			**3.20%**			**3.13%**			**3.46%**
Net Earning Assets	**$ 23,131**			**$ 14,740**			**$ 12,421**			**$ 15,122**		
Net Interest Margin (2)			**3.26%**			**3.27%**			**3.22%**			**3.56%**
Average Interest-earning Assets to Average Interest-bearing Liabilities	**102.96%**			**101.92%**			**101.61%**			**102.14%**		

(1) Average balances are net of non-performing loans.
(2) Net interest income divided by the average balance of interest-earning assets.
(3) For comparative purposes, the ratios in the December 2002 average yield/rate column have been annualized.

RATE/VOLUME ANALYSIS

The following table sets forth the changes in the Bank's interest income and interest expense resulting from changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities. Changes not solely attributable to volume or rate changes have been allocated in proportion to the changes due to volume or rate. (in thousands)

	Six Months Ended			Year Ended					
	Dec 2002 vs. Dec 2001			June 2002 vs. June 2001			June 2001 vs. June 2000		
	Increase/(Decrease)			Increase/(Decrease)			Increase/(Decrease)		
	Due to Rate	Due to Volume	Total Change	Due to Rate	Due to Volume	Total Change	Due to Rate	Due to Volume	Total Change
Interest Income on Interest-Earning Assets:									
Residential mortgage loans	$ (1,070)	$ (1,424)	$ (2,494)	$ (1,623)	$ (3,330)	$ (4,953)	$ 686	$ 1,470	$ 2,156
Commercial real estate loans	529	(559)	(30)	(4,188)	3,828	(360)	280	1,922	2,202
Home equities/second mortgages	(189)	(366)	(555)	(944)	(323)	(1,267)	162	1,544	1,706
Commercial loans	126	(139)	(13)	(3,104)	2,679	(425)	35	736	771
Consumer loans	(168)	(140)	(308)	(104)	(251)	(355)	(93)	(208)	(301)
Securities	(288)	533	245	(1,080)	(54)	(1,134)	412	(106)	306
Interest-bearing deposits	(173)	30	(143)	(18)	53	35	26	82	108
Total	(1,233)	(2,065)	(3,298)	(11,061)	2,602	(8,459)	1,508	5,440	6,948
Interest Expense on Interest-Bearing Liabilities:									
Deposits - Transaction accounts	(1,592)	141	(1,451)	(2,665)	1,074	(1,591)	(350)	97	(253)
Certificate accounts	(1,969)	217	(1,752)	(4,397)	(2,006)	(6,403)	3,054	(2)	3,052
FHLB advances	(33)	(482)	(515)	(766)	(115)	(881)	457	3,698	4,155
Other borrowings	(6)	22	16	1	(7)	(6)	25	368	393
Total	(3,600)	(102)	(3,702)	(7,827)	(1,054)	(8,881)	3,186	4,161	7,347
Net Change in Net Interest Income	**$ 2,367**	**$ (1,963)**	**$ 404**	**$ (3,234)**	**$ 3,656**	**$ 422**	**$ (1,678)**	**$ 1,279**	**$ (399)**

RESULTS OF OPERATIONS
Comparison of Six Month Period Ended December 31, 2002 and Six Month Period Ended December 31, 2001:

General
On September 24, 2002, the Company announced a change in its fiscal year end from June 30 to December 31. Therefore, the current year-to-date numbers being reported will refer to the six month period ended December 31, 2002, while the prior year-to-date numbers being reported will refer to the six month period ended December 31, 2001. The Company reported net income of $5.3 million for the six month period ended December 31, 2002. This compared to net income of $5.1 million for the six month period ended December 31, 2001, representing an increase of $163,000 or 3.2%.

Net Interest Income
Net interest income before provision for loan losses increased $404,000 or 3.2% for the six month period ended December 31, 2002, compared to the six month period ended December 31, 2001. This increase was primarily the result of a $13.4 million increase in average interest earning assets compared to a $4.5 million increase in average interest bearing liabilities.

Year-to-date net interest income after provision for loan losses decreased by $96,000, from $11,970,000 one year ago to $11,874,000 for the six month period ended December 31, 2002. The decrease in net interest income after provision for loan losses was due to an increase in the loan loss provision in the year-to-date period of $500,000. The loan loss provision has increased primarily due to the deteriorating economic data regarding bankruptcies and unemployment trends in the Bank's market area. The increases in the loan loss provision have also increased the allowance for loan losses from $6,451,000 at June 30, 2002 to $7,172,000 at December 31, 2002, a $721,000 increase. For further information about the allowance for loan losses see the discussion under the Allowance for Loan Losses section. For the six month period ended December 31, 2002 compared to the same period a year ago the net interest margin improved slightly. The current low interest rate environment continues to see loan and investment rates decrease more rapidly than deposit and borrowing rates. The yield on the investment portfolio has decreased because much of it was comprised of mortgage backed securities that have pre-paid ahead of schedule as well as U.S. Government agency securities that had call features exercised. In addition the investment portfolio has grown due to increased cash flows created by the refinancing of adjustable rate loans held in portfolio into fixed rate loans that are sold in the secondary mortgage market. This turnover in the investment portfolio has seen higher yielding assets move into lower yielding assets that in turn tightens interest margins. On the liability side of the balance sheet competition for retail deposits has caused rates to decrease slower than they otherwise might have given the overall rate environment, which has also kept interest margins from widening.

Interest Income
Total interest income for the six month period ended December 31, 2002, decreased $3.3 million, or 11.2%, as compared to the six month period ended December 31, 2001. The decrease in interest income was due primarily to the 95 basis point decrease in yield on interest earning assets for the six month period ended December 31, 2002 as compared to the same period a year ago. A factor offsetting the decrease in interest income was the $13.4 million increase in the average balance of the Company's interest earning assets.

Interest Expense
Total interest expense for the six month period ended December 31, 2002, decreased $3.7 million, or 22.0%, as compared to the six month period ended December 31, 2001. This decrease was due to a 97 basis point decrease in the cost of interest bearing liabilities for the six month period ended December 31, 2002 as compared to the same period a year ago. A factor that offsets the decrease in interest expense was the increase in average balances of deposits and borrowings of $4.5 million for the six month period ended December 31, 2002.

Other Income
Other income for the current six month period was $6,869,000. This represented an increase of $672,000, or 10.8%, over the same six month period ended December 31, 2001. This increase was due to several factors including the increase in gain on sale of loans of $937,000 in the current six month period compared to the same period one year ago. The increase was due to increased refinancing activity and loan sales. Offsetting this increase in other income was a $517,000 decrease in loan servicing income due primarily to an impairment charge reducing the value of originated mortgage servicing rights. The originated mortgage servicing rights asset is reviewed for impairment each quarter. This asset is created when mortgage loans are sold and the lender retains the servicing rights. The servicing rights are recognized as income at the time the loan is sold and the servicing asset is also recorded. The asset is then amortized as an expense to mortgage servicing income over the life of the loan. The impairment charge is the recognition of the change in value of mortgage servicing rights

that results with changes in interest rates. Mortgage servicing portfolios typically decline in value as interest rates drop and increase in value as rates rise. The reason for this decline in value is that as rates drop, prepayment speeds increase causing the average life of the servicing portfolio to shorten. This reduces the amount of servicing income the Bank receives over time and thus reduces the value of the servicing portfolio. If rates rise the opposite occurs--prepayments slow and the average life of the mortgage servicing portfolio lengthens, increasing the amount of servicing income the Bank receives over time and the value of the servicing portfolio. In the current period the impairment charge was $617,000 compared to the same period ending December 31, 2001 where the charge was $177,000. The amortization charge in the current period was $478,000 compared to $302,000 for the same period a year ago. Future impairment charges will depend on future interest rate changes. If rates continue to decrease there will be more impairment charges; if they increase the impairment charges may be recovered.

Other Expenses
Other expenses increased $507,000 or 5.1%, over the prior fiscal year, to $10.4 million from $9.9 million. The increases were primarily in compensation and employee benefits. Compensation and employee benefits increased $670,000 due to various factors including increased staffing, normal salary increases, bonus expense and increased funding expenses for the Bank's pension plans. A factor that reduced the increase in other expenses was a $156,000 reduction in service bureau expenses. The Company completed a data processing conversion in the six month period ended December 31, 2001. Data processing expenses were higher than normal during the conversion process as the Company incurred charges from both the old and new data processors for a period of time.

RESULTS OF OPERATIONS
Comparison of Year Ended June 30, 2002 and Year Ended June 30, 2001:

General
The Company reported net income of $10.3 million for the year ended June 30, 2002. This compared to net income of $9.5 million for the year ended June 30, 2001, representing an increase of $790,000 or 8.3%.

Net Interest Income
Net interest income before provision for loan losses increased $422,000 or 1.7% for the year ended June 30, 2002, compared to the prior year. This increase was primarily the result of rates on interest bearing liabilities declining more rapidly than the interest rates on interest earning assets, and was reflected in a 7 basis point increase in the Company's net interest rate spread.

Compared to the prior year, net interest income after provision for loan losses increased by $679,000, or 2.9% to $24.2 million. In each period, the provision and allowance for loan losses were based on an analysis of individual credits, prior and current loss experience, overall growth in the portfolio, the change in the portfolio mix and current economic conditions. The loan loss provision in the current fiscal year was $1.4 million. This charge to the provision for loan losses increased the allowance for loan losses to $6.5 million, an increase of $761,000 over the prior fiscal year balance of $5.7 million. This increase to the allowance for loan losses related to two primary factors, the deteriorating economic data regarding bankruptcies and unemployment trends in the Bank's market area and the continuing shift of the Bank's loan portfolio in the direction of increasing the commercial real estate and commercial loan portfolios, while reducing the residential loan portfolio. For further information about the allowance for loan losses see the discussion under the Allowance for Loan Losses section.

Interest Income
Total interest income for the year ended June 30, 2002, decreased $8.5 million, or 13.1%, as compared to the year ended June 30, 2001. The decrease in interest income was due primarily to the 107 basis point decrease in yield on interest earning assets for the twelve month period ended June 30, 2002 as compared to the same period a year ago.

Interest Expense
Total interest expense for the year ended June 30, 2002, decreased $8.9 million, or 22.5%, as compared to the year ended June 30, 2001. This decrease was due to a 114 basis point decrease in the cost of interest bearing liabilities for the twelve-month period ended June 30, 2002 as compared to the same period a year ago. An additional factor that decreased interest expense was the decline in average balances of deposits and borrowings of $3.0 million for the fiscal year ended June 30, 2002.

Other Income
Other income increased $3.4 million from $9.0 million in fiscal year 2001 to $12.4 million in fiscal year 2002. This increase was due primarily to an increase in the gain on sale of loans of $2.5 million. The increased gain on sale of loans was primarily due to increases in refinancing activity that occurred, as borrowers took advantage of the available lower rates. Other factors affecting the increase in other income include increases of $288,000 in gain on sale of securities, a $241,000 increase in insurance annuity and other fees, a $164,000 increase in gain of sale on real estate owned and repossessed assets and a $195,000 increase in loan servicing income. The gain on sale of securities was the result of a $196,000 loss incurred in prior fiscal year due to restructuring the portfolio, compared with a $92,000 gain realized in current fiscal year ended June 30, 2002. The increase in insurance, annuity and other fees came primarily from commissions earned on brokerage sales, which increased $171,000 over the previous fiscal year, as well as a $90,000 increase in fees earned from trust services. The increase in net gain on real estate owned resulted from increased activity in real estate owned and repossessed assets sales, with a total of 78 sales with proceeds of $4.5 million occurring in the current fiscal year compared to 53 sales with proceeds of $1.5 million for the prior fiscal year. The increase in loan servicing income primarily resulted from a $66.8 million net increase in the servicing portfolio.

Other Expenses
Other expenses increased $2.5 million or 14.5%, over the prior fiscal year, to $20.0 million from $17.5 million. The increases came primarily from three areas, compensation and employee benefits, occupancy and equipment expenses and miscellaneous expenses. Compensation and employee benefits increased $1.5 million principally due to funding expenses for the Bank's pension plans, health insurance costs and overtime associated with the data processing conversion.

Occupancy and equipment expenses increased $320,000 or 12.7% for the fiscal year ended June 30, 2002, as compared to the prior fiscal year. These increases reflect expenses connected with rising depreciation costs associated with equipment and software purchases for the third party data processing change, as well as depreciation related to the remodeling of the main office located in Columbus, Indiana.

Miscellaneous expense increases of $666,000 or 16.6% include $353,000 of expenses associated with taxes, repairs, maintenance and improvement of various real estate owned properties to place them in a condition for sale. Additional increases to miscellaneous expenses of $373,000 are associated with increases in postage, office supplies and communications charges, resulting from process changes associated with the data processing conversion. An increase of $60,000 to miscellaneous expenses is related to the Bank's charter conversion from a federal savings bank charter to a state commercial bank charter.

RESULTS OF OPERATIONS
Comparison of Year Ended June 30, 2001 and Year Ended June 30, 2000:

General
The Company reported net income of $9.5 million for the year ended June 30, 2001. This compared to net income of $9.4 million for the year ended June 30, 2000, representing an increase of $111,000 or 1.2%.

Net Interest Income
Net interest income before provision for loan losses decreased $399,000 or 1.6% for the year ended June 30, 2001, compared to the prior year. This decrease was primarily the result of rates on interest bearing liabilities rising more rapidly than the interest rates on interest earning assets, and was reflected in a 34 basis point drop in the Company's net interest rate margin.

Compared to the prior year, net interest income after provision for loan losses decreased by $638,000, or 2.6% over that of the prior year to $23.6 million. In each period, the provision and allowance for loan losses were based on an analysis of individual credits, prior and current loss experience, overall growth in the portfolio, the change in the portfolio mix and current economic conditions. Nonperforming loans increased $4.2 million for the fiscal year ended June 30, 2001. This increase in nonperforming loans was primarily the result of seven large commercial real estate loans, as well as increases in the residential loan category, primarily related to two borrowers. These loans were reviewed by management and determined to have adequate collateral coverage to liquidate the loans; therefore a corresponding increase in the allowance for loan losses was not required. The increase in the allowance for loan losses of $1.0 million is primarily a reflection of the changing mix of the Bank's loan portfolio. Commercial real estate and commercial loans increased to 38.6% of the total loan portfolio as of June 30, 2001, compared to 33.1% of the total loan portfolio as of June 30, 2000. Additionally, the total residential portfolio decreased from 47.8% as of June 30, 2000 to 41.9% as of June 30, 2001. Generally, commercial loans involve greater risk of loss to the Bank than residential loans. Commercial loans typically involve large loan balances to single borrowers or groups of related borrowers and in the case of commercial real estate loans, repayment is normally dependent on the successful operation of the related project and may be subject to adverse conditions in the real estate market or in the general economy. The balance of the allowance for loan losses was $5.7 million at June 30, 2001.

Interest Income
Total interest income for the year ended June 30, 2001, increased $6.9 million, or 12.0%, as compared to the year ended June 30, 2000. The increase in interest income was due primarily to increases in average balances of $63.9 million of interest earning assets for the year ended June 30, 2001 as compared to the year ended June 30, 2000. An additional factor increasing interest income was the 23 basis point increase in yield on interest earning assets for the twelve month period ended June 30, 2001 as compared to the same period in the prior year.

Interest Expense
Total interest expense for the year ended June 30, 2001, increased $7.3 million, or 22.8%, as compared to the year ended June 30, 2000. This increase was due to increases in average balances of deposits and borrowings outstanding of $66.7 million, as well as a 56 basis point increase in their cost.

Other Income
Other income increased $1.4 million from $7.7 million in fiscal year 2000 to $9.0 million in fiscal year 2001. This increase was due primarily to an increase in the gain on sale of loans of $1.3 million. The increased gain on sale of loans was primarily due to increases in refinancing activity that occurred in the second half of fiscal 2001, as borrowers took advantage of the available lower rates. Additionally, the gain on sale of loans included $222,000 that resulted from the sale of the Bank's credit card portfolio in fiscal 2001. Other factors affecting the increase in other income include increases of $142,000 in service fees on NOW accounts and a $344,000 increase in miscellaneous income. The increase in service fees on NOW accounts resulted from an increase of 1,106 in the number of checking accounts. As these accounts increase in number, the Bank's service fees on NOW accounts tend to increase. The increases in miscellaneous income came principally from two sources. Dividends received on Federal Home Loan Bank stock increased due to the corresponding increase in the average balance of Federal Home Loan Bank stock. Additionally, appraisal fees increased due to increases in loan originations due to the refinancing activity.

Offsetting these increases in other income were a decrease in loan servicing income and a loss on sale of securities. The decrease in loan servicing income resulted from an impairment charge related to originated mortgage servicing rights in the year ended June 30, 2001 of $268,000. The loss on sale of securities of $196,000 occurred due to the Bank completing a partial restructuring of the investment portfolio. The loss incurred in restructuring the investment portfolio was recouped within fiscal year 2001 through the higher yield attained on the securities purchased.

Other Expenses
Other expenses increased $1.1 million or 6.5%, over the prior fiscal year, to $17.5 million from $16.4 million. The increases came primarily from two areas, compensation and employee benefits and miscellaneous expenses. Compensation and employee benefits increased $343,000 principally due to funding expenses for the Bank's pension plans and health insurance costs. Miscellaneous expenses increased $652,000, primarily due to one time charges related to data processing conversion expenses of $335,000.

Additionally, one time miscellaneous expenses included a charge of $100,000 incurred in the first quarter of fiscal 2001 because of fraudulent activity in the consumer loan portfolio, as well as a charge for a one time loan error of $100,000 in the fourth quarter of fiscal 2001. The fraudulent activity that occurred in the first quarter did not affect any customer accounts and represents the maximum exposure to the bank. Without these one time expenses of $535,000 occurring in fiscal 2001, the increase in other expenses would have been $532,000 or 3.2%.

Taxes
The Company's tax expense reflects the benefit of a change in state tax apportionment. An amendment was filed for the fiscal 2000 tax return, which resulted in a decrease in state taxes of $137,000 being recorded in fiscal 2001. Additionally, the state tax apportionment reduction for fiscal 2001 was $130,000.

FINANCIAL CONDITION

The Company's total assets increased $30.5 million to $886.5 million at December 31, 2002, from $856.0 million at June 30, 2002. Loans held for sale increased $24.3 million as a result of the continued refinancing activity. Additionally, cash and cash equivalents increased $9.2 million primarily due to cash received from the sale of refinanced portfolio loans. The primary increase in liabilities occurred in deposits which increased $31.9 million from June 30, 2002 to December 31, 2002. This increase in deposits reflected an increase in public funds certificates of deposits and brokered certificates of deposit of $16.5 million and $10.0 million, respectively.

Shareholders' equity increased $708,000 to $77.8 million. Retained earnings increased $5.3 million from net income and decreased $1.3 million for dividends paid and decreased $3.0 million from the repurchase of the Company's common stock. Common stock had a net increase of $98,000: a decrease of $194,000 from the repurchase of Company stock and an increase of $292,000 from options exercised. The Company had accumulated other comprehensive income, net, of $454,000, a decrease of $396,000 over the prior fiscal year. This decrease was the result of a $272,000 decrease from unrealized gains in the available for sale portfolio and a $124,000 decrease from the change in fair value of a cash flow hedge.

INTEREST RATE SENSITIVITY

Interest rate risk is the exposure to adverse changes in net interest income due to changes in interest rates. Interest rate sensitivity in the Company is a result of repricing, option, and basis risks. Repricing risk represents timing mismatches in the Company's ability to alter contractual rates earned on financial assets or paid on liabilities in response to changes in market interest rates. For example, when interest-bearing liabilities reprice or mature more quickly than interest-earning assets, an increase in market rates could adversely affect net interest income. Conversely, if interest-earning assets reprice or mature more quickly than interest-bearing liabilities, a decrease in market rates could adversely affect net interest income. Option risk arises from embedded options present in many financial instruments such as loan prepayment options and deposit early withdrawal options. These provide customers opportunities to take advantage of directional changes in rates, which could have an adverse impact on the Company's net interest income. Basis risk refers to the potential for changes in the underlying relationship between market rates or indices, which subsequently result in a narrowing of the spread earned on a loan or investment relative to its cost of funds.

Net interest income represents the Company's principal component of income. Consistency of the Company's net interest income is largely dependent upon the effective management of interest rate risk. The Company has established risk measures, limits and policy guidelines in its Interest Rate Risk Management Policy. The responsibility for management of interest rate risk resides with the Company's Asset/Liability Committee, ("ALCO"), with oversight by the Board of Directors. The Company uses an earnings simulation analysis that measures the sensitivity of net interest income to various interest rate movements. The base-case scenario is established using current interest rates. The comparative scenarios assume an immediate parallel shock in increments of 100 basis point rate movements. The interest rate scenarios are used for analytical purposes and do not necessarily represent management's view of future market movements. Rather, these are intended to provide a measure of the degree of volatility interest rate movements may introduce into the earnings of the Company. Modeling the sensitivity of earnings to interest rate risk is highly dependent on numerous assumptions embedded in the model. These assumptions include, but are not limited to, management's best estimates of the effect of changing interest rates on the prepayment speeds of certain assets and liabilities, projections for activity levels in each of the product lines offered by the Company and historical behavior of deposit rates and balances in relation to changes in interest rates. These assumptions are inherently uncertain, and as a result, the model cannot precisely measure net interest income or precisely predict the impact of fluctuations in interest rates on net interest income. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions. The Company's 12-month net interest income sensitivity profile as of fiscal year-end December 31, 2002 is as follows:

Change in Rates	% Change
+ 300 basis points	(9.88%)
+ 200 basis points	(5.61%)
+ 100 basis points	(2.57%)
- 100 basis points	2.05%

All of the above estimated changes in net interest income are within established policy guidelines.

ASSET QUALITY

In accordance with the Company's classification of assets policy, management evaluates the loan and investment portfolio each month to identify substandard assets that may contain the potential for loss. In addition, management evaluates the adequacy of its allowance for possible loan losses.

NON-PERFORMING ASSETS

The following table sets forth information concerning non-performing assets of the Bank. Real estate owned includes property acquired in settlement of foreclosed loans that is carried at net realizable value. (dollars in thousands)

Period Ended	Dec 2002	June 2002	June 2001	June 2000	June 1999	June 1998
Non-accruing loans:						
Residential mortgages	$ 1,749	$ 795	$ 2,613	$ 1,375	$ 1,818	$ 2,418
Commercial real estate mortgages	137	96	2,783	61	6	5
Home equities/second mortgages	606	740	504	390	633	581
Commercial	566	461	226	165	718	522
Consumer	206	189	225	431	334	466
Total	3,264	2,281	6,351	2,422	3,509	3,992
Accruing loans:						
Residential mortgages	1,166	1,094	-	-	-	-
Commercial real estate mortgages	-	-	-	-	-	-
Home equities/second mortgages	-	-	-	-	-	-
Commercial	-	-	-	-	-	-
Consumer	-	16	-	-	-	-
Total	1,166	1,110	-	-	-	-
Troubled debt restructured	316	374	879	632	61	-
Total non-performing loans	4,746	3,765	7,230	3,054	3,570	3,992
Real estate owned	1,472	2,239	1,298	1,235	2,050	242
Total Non-Performing Assets	**$ 6,218**	**$ 6,004**	**$ 8,528**	**$ 4,289**	**$ 5,620**	**$ 4,234**
Non-performing assets to total assets	0.70%	0.70%	0.99%	0.52%	0.75%	0.59%
Non-performing loans to loans	0.71%	0.57%	1.02%	0.46%	0.60%	0.67%
Allowance for loan losses to non-performing loans	151.12%	171.34%	78.70%	162.05%	121.82%	106.29%

In addition, at December 31, 2002, there were $10.0 million in current performing loans that were classified as special mention or substandard for which potential weaknesses exist, which may result, in the future inclusion of such items in the non-performing category.

Total non-performing assets increased $214,000 to $6.2 million at December 31, 2002. This increase resulted from a $981,000 increase in non-performing loans that was offset by a decrease of $767,000 in real estate owned.

During fiscal year 2002, the Company changed its method of classifying loans that are 90 days or more delinquent. In prior fiscal years, any loan that was 90 days or more delinquent was placed in a nonaccrual status. Beginning in fiscal 2002, loans that are 90 days or more delinquent, which have a mortgage insurance contract or a government agency, such as rural development, guaranteeing the payment of delinquent interest, are further reviewed to determine if the insurance coverage is adequate to cover both the anticipated principal loss as well as the accrued interest. If the insurance coverage is determined to be adequate the loan is then classified as nonperforming but still accruing. If management believes there is any question as to the adequacy of the insurance coverage, the loan is classified as nonaccrual. As of December 31, 2002, the Bank had $1.2 million of loans that were nonperforming but still accruing.

ALLOWANCE FOR LOAN LOSSES

The provision for loan losses for the six months ended December 31, 2002 was $1.2 million, which resulted in an allowance for loan losses balance of $7.2 million as of December 31, 2002 as compared to $6.5 million as of June 30, 2002. The growth in the allowance for loan losses primarily reflects the unfavorable economic trends in the Bank's market area. Unfavorable economic trends occurring in the six month period ended December 31, 2002 include continued increasing bankruptcies, foreclosures and unemployment rates. See the Critical Accounting Policies, Allowance for Loan Losses section for a description of the systematic analysis the Bank uses to determine its allowance for loan losses.

The following table sets forth an analysis of the allowance for possible loan losses.

Period Ended	Dec 2002	June 2002	June 2001	June 2000	June 1999	June 1998
Balance at beginning of period	$6,451	$5,690	$4,949	$4,349	$4,243	$3,649
Provision for loan losses	1,221	1,423	1,680	1,441	1,124	1,193
Loan charge-offs:						
Residential mortgages	(74)	(137)	(81)	(118)	(137)	(10)
Commercial real estate mortgages	-	(86)	(50)	-	(200)	-
Home equities/second mortgages	(44)	(138)	(87)	(104)	(94)	(10)
Commercial	(240)	(38)	(303)	(397)	(66)	(11)
Consumer	(186)	(331)	(498)	(318)	(606)	(665)
Total charge-offs	(544)	(730)	(1,019)	(937)	(1,103)	(696)
Recoveries:						
Residential mortgages	18	3	3	5	-	5
Commercial real estate mortgages	-	-	-	-	-	-
Home equities/second mortgages	-	1	-	-	-	-
Commercial	1	8	-	-	1	-
Consumer	25	56	77	91	84	92
Total recoveries	44	68	80	96	85	97
Net loan recoveries (charge-offs)	(500)	(662)	(939)	(841)	(1,018)	(599)
Balance	**$7,172**	**$6,451**	**$5,690**	**$4,949**	**$4,349**	**$4,243**
Net charge-offs to average loans	0.08%	0.10%	0.14%	0.14%	0.17%	0.10%
Allowance balance to total loans	1.08%	1.01%	0.82%	0.75%	0.73%	0.71%

ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES

The following table indicates the portion of the loan loss reserve management has allocated to each loan type at December 31, 2002: (dollars in thousands)

Loan type	Allowance
Residential mortgages	$ 1,972
Commercial real estate	1,352
Commercial other	1,936
Consumer loans	1,553
Unallocated	359
Total allowance for loan losses	**$ 7,172**

LIQUIDITY AND CAPITAL RESOURCES

The Bank maintains its liquid assets at a level believed adequate to meet requirements of normal daily activities, repayment of maturing debt and potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained. Cash for these purposes is generated through the sale or maturity of securities and loan prepayments and repayments, and may be generated through increases in deposits or borrowings. Loan payments are a relatively stable source of funds, while deposit flows are influenced significantly by the level of interest rates and general money market conditions.

Borrowings may be used to compensate for reductions in other sources of funds such as deposits. As a member of the FHLB System, the Bank may borrow from the FHLB of Indianapolis. At December 31, 2002, the Bank had $171.6 million in borrowings from the FHLB of Indianapolis. As of that date, the Bank had commitments to fund loan originations of approximately $35.5 million and commitments to sell loans of $54.8 million. In the opinion of management, the Bank has sufficient cash flow and borrowing capacity to meet current and anticipated funding commitments.

The Bank's liquidity, represented by cash and cash equivalents, is a result of its operating, investing and financing activities. During the six months ended December 31, 2002, there was a net increase of $9.2 million in cash and cash equivalents. The major uses of cash during the year were: originations of mortgages held for sale of $231.2 million; purchases of investment and mortgage-backed securities of $45.8 million; and repayment of FHLB advances of $20.1 million. The major sources of cash provided during the year included $210.7 million from selling fixed rate mortgage loans primarily to Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC"); maturities and sales of investment securities of $46.2 million; increases in deposits of $31.9 million and proceeds from FHLB advances of $17.6 million.

JOINT VENTURES

The Company has invested in joint ventures through its subsidiaries, Home Savings Corporation ("HSC") and HomeFed Financial, Inc. On December 31, 2001, the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. HSC is a partner in six real estate development joint ventures for which exit strategies are either developed, or are currently being developed. The Company, as mandated by the regulators, is in the process of divesting itself of these investments by December 31, 2003, with three one-year extensions available, subject to regulatory approval. The investments are accounted for by the equity method.

DERIVATIVE FINANCIAL INSTRUMENTS

On July 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. All derivatives, whether designated as a hedge, or not, are required to be recorded on the balance sheet at fair value. The Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recorded in accumulated other comprehensive income (OCI), net of income taxes. The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. See Note 1 for further discussion of derivative financial instruments.

IMPACT OF INFLATION

The consolidated financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The primary assets and liabilities of commercial banks such as the Bank are monetary in nature. As a result, interest rates have a more significant impact on the Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or with the same magnitude as the price of goods and services. In the current interest rate environment, liquidity, maturity structure and quality of the Bank's assets and liabilities are critical to the maintenance of acceptable performance levels.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has issued Statements No. 143, "Accounting for Asset Retirement Obligations," No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections," No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," No. 147, "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9" and No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," that the Company adopted during the six month period ended December 31, 2002. See Note 1 to the consolidated financial statements for further discussion of these pronouncements.

CRITICAL ACCOUNTING POLICIES

The notes to the consolidated financial statements contain a summary of the Company's significant accounting policies. Certain of these policies are critical to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include a determination of the allowance for loan losses and the valuation of mortgage servicing rights.

Allowance for Loan Losses

A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

All delinquent loans that meet regulatory requirements are included on the Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch Committee for any classification beyond the regulatory rating based on a loan's delinquency.

Commercial and commercial real estate loans are individually risk rated per the loan policy. Homogenous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on computer file data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Company's loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Valuation of Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights based on the relative fair values of each. MSR's are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR's are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR's. Factors included in the calculation of fair value of the MSR's include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR's, resulting in different valuations of the MSR's. The differing valuations will affect the carrying value of the MSR's on the balance sheet as well as the income recorded from loan servicing in the income statement.

CONSOLIDATED BALANCE SHEETS
(in thousands except share data)

	Dec 2002	June 2002	June 2001
Assets:			
Cash	$ 27,404	$ 25,006	$ 25,814
Interest-bearing deposits	26,288	19,472	9,610
Total cash and cash equivalents	53,692	44,478	35,424
Securities available for sale at fair value (amortized cost $113,000, $113,132 and $79,826) (Note 2)	114,440	114,989	80,316
Securities held to maturity at amortized cost (fair value $3,147, $3,619 and $7,409) (Note 2)	3,026	3,493	7,296
Loans held for sale (fair value $31,055, $6,383 and $12,518) (Note 4)	30,560	6,302	12,383
Loans receivable, net of allowance for loan losses of $7,172, $6,451 and $5,690 (Note 3)	628,883	631,815	674,552
Investments in joint ventures (Note 5)	6,710	8,153	10,075
Federal Home Loan Bank stock (Note 9)	9,965	9,965	9,866
Accrued interest receivable, net (Note 6)	4,289	4,431	5,213
Premises and equipment, net (Note 7)	12,973	12,192	11,915
Real estate owned	1,472	2,239	1,298
Prepaid expenses and other assets	8,259	6,768	4,386
Cash surrender value of life insurance	10,841	9,792	9,274
Goodwill, net	1,395	1,395	1,395
Total Assets	**$ 886,505**	**$ 856,012**	**$ 863,393**
Liabilities and Shareholders' Equity:			
Liabilities:			
Deposits (Note 8)	$ 609,358	$ 577,480	$ 576,543
Federal Home Loan Bank advances (Note 9)	171,635	174,139	192,067
Senior debt (Note 10)	14,242	11,200	11,200
Other borrowings (Note 10)	1,867	3,341	4,341
Advance payments by borrowers for taxes and insurance	229	442	441
Accrued expenses and other liabilities	11,380	12,324	6,757
Total liabilities	808,711	778,926	791,349
Shareholders' equity (Notes 10, 11, 12, 14):			
No par preferred stock; Authorized: 2,000,000 shares			
Issued and outstanding: None			
No par common stock; Authorized: 15,000,000 shares			
Issued and outstanding:	9,184	9,086	8,033
4,228,859 shares at December 31, 2002			
4,336,515 shares at June 30, 2002			
4,415,704 shares at June 30, 2001			
Retained earnings, restricted	68,156	67,150	63,787
Accumulated other comprehensive income, net	454	850	224
Total shareholders' equity	77,794	77,086	72,044
Total Liabilities and Shareholders' Equity	**$ 886,505**	**$ 856,012**	**$ 863,393**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME
(in thousands except per share data)

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001	June 2002	June 2001	June 2000
Interest Income:		(unaudited)			
Loans receivable (Note 3)	$ 23,297	$ 26,697	$ 50,230	$ 57,590	$ 51,056
Securities available for sale and held to maturity	2,772	2,527	5,488	6,622	6,316
Other interest income	171	314	580	545	437
Total interest income	26,240	29,538	56,298	64,757	57,809
Interest Expense:					
Deposits (Note 8)	7,514	10,717	18,716	26,710	23,911
Advances from Federal Home Loan Bank (Note 9)	5,205	5,720	11,106	11,987	7,832
Other borrowings (Note 10)	426	410	813	819	426
Total interest expense	13,145	16,847	30,635	39,516	32,169
Net interest income	13,095	12,691	25,663	25,241	25,640
Provision for loan losses	1,221	721	1,423	1,680	1,441
Net interest income after provision for loan losses	11,874	11,970	24,240	23,561	24,199
Other Income:					
Gain on sale of loans	3,740	2,803	4,456	1,975	720
Gain (loss) on sale of securities available for sale	4	90	92	(196)	(116)
Income from joint ventures (Note 5)	141	105	880	811	789
Insurance, annuity income, other fees	717	616	1,400	1,159	1,192
Service fees on NOW accounts	1,316	1,157	2,241	2,316	2,174
Net gain on real estate owned	114	22	271	107	173
Loan servicing income, net of impairments	(136)	381	1,031	836	1,064
Miscellaneous	973	1,023	2,018	2,012	1,668
Total other income	6,869	6,197	12,389	9,020	7,664
Other Expenses:					
Compensation and employee benefits (Note 13)	5,745	5,075	10,813	9,270	8,927
Occupancy and equipment	1,453	1,441	2,850	2,530	2,502
Service bureau expense	428	584	1,029	938	853
Federal insurance premium (Note 12)	49	53	104	113	224
Marketing	223	286	571	549	479
Goodwill amortization	-	-	-	101	101
Miscellaneous	2,477	2,429	4,678	4,012	3,360
Total other expenses	10,375	9,868	20,045	17,513	16,446
Income before income taxes	8,368	8,299	16,584	15,068	15,417
Income tax provision (Note 11)	3,071	3,165	6,245	5,519	5,979
Net Income	$ 5,297	$ 5,134	$ 10,339	$ 9,549	$ 9,438
Basic Earnings per Common Share	$ 1.23	$ 1.16	$ 2.34	$ 2.13	$ 1.97
Diluted Earnings per Common Share	$ 1.17	$ 1.12	$ 2.25	$ 2.07	$ 1.88

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(in thousands except shares outstanding)

	Shares Outstanding	Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at June 1999	4,984,814	$ 8,512	$ 61,699	$ (576)	$ 69,635
Comprehensive income:					
Net income			9,438		9,438
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect				(524)	(524)
Total comprehensive income					8,914
Stock options exercised	28,551	204			204
Stock repurchased	(278,780)	(415)	(6,327)		(6,742)
Tax benefit related to exercise of non-qualified stock options		34			34
Cash dividends ($.538 per share)			(2,559)		(2,559)
Balance at June 2000	4,734,585	8,335	62,251	(1,100)	69,486
Comprehensive income:					
Net income			9,549		9,549
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect				1,394	1,394
Change in fair value of cash flow hedge, net of tax				(70)	(70)
Total comprehensive income					10,873
Stock options exercised	17,848	117			117
Stock repurchased	(336,729)	(501)	(5,575)		(6,076)
Tax benefit related to exercise of non-qualified stock options		82			82
Cash dividends ($.550 per share)			(2,438)		(2,438)
Balance at June 2001	4,415,704	8,033	63,787	224	72,044
Comprehensive income:					
Net income			10,339		10,339
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect				924	924
Change in fair value of cash flow hedge, net of tax				(298)	(298)
Total comprehensive income					10,965
Stock options exercised	132,961	1,311			1,311
Stock repurchased	(212,150)	(316)	(4,448)		(4,764)
Tax benefit related to exercise of non-qualified stock options		58			58
Cash dividends ($.576 per share)			(2,528)		(2,528)
Balance at June 2002	4,336,515	9,086	67,150	850	77,086
Comprehensive income:					
Net income			5,297		5,297
Change in unrealized gain on securities available for sale, net of reclassification adjustment and tax effect				(272)	(272)
Change in fair value of cash flow hedge, net of tax				(124)	(124)
Total comprehensive income					4,901
Stock options exercised	22,344	292			292
Stock repurchased	(130,000)	(194)	(2,960)		(3,154)
Cash dividends ($.313 per share)			(1,331)		(1,331)
Balance at December 2002	**4,228,859**	**$ 9,184**	**$ 68,156**	**$ 454**	**$ 77,794**

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001	June 2002	June 2001	June 2000
Cash Flows From Operating Activities:		(unaudited)			
Net income	$ 5,297	$ 5,134	$ 10,339	$ 9,549	$ 9,438
Adjustments to reconcile net income to net cash from operating activities:					
Accretion of discounts, amortization and depreciation	924	401	1,197	768	2,279
Provision for loan losses	1,221	721	1,423	1,680	1,441
Net gain from sale of loans	(3,740)	(2,803)	(4,456)	(1,975)	(721)
Net gain (loss) from sale of securities available for sale	(4)	(90)	(92)	196	116
Income from joint ventures and net gain from real estate owned	(255)	(127)	(1,151)	(918)	(961)
Net loan fees deferred (recognized)	36	31	61	(56)	51
Proceeds from sale of loans held for sale	210,692	162,111	256,579	131,580	46,579
Origination of loans held for sale	(231,210)	(163,828)	(246,042)	(139,612)	(43,132)
Decrease (increase) in accrued interest and other assets	(1,893)	(2,062)	(7,377)	218	(5,616)
Increase in other liabilities	(1,281)	495	5,270	1,786	760
Net Cash Provided From Operating Activities	(20,213)	(17)	15,751	3,216	10,234
Cash Flows From Investing Activities:					
Net principal received (disbursed) on loans	9,059	30,186	45,525	(15,034)	(62,543)
Proceeds from:					
Maturities/Repayments of:					
Securities held to maturity	472	668	1,822	1,498	1,033
Securities available for sale	38,395	12,855	27,772	8,417	2,604
Sales of:					
Securities available for sale	7,360	17,700	20,237	74,471	17,573
Real estate owned and other asset sales	1,305	956	4,545	1,505	3,605
Purchases of:					
Loans	(7,384)	(1,820)	(4,272)	(9,135)	(4,038)
Securities available for sale	(45,822)	(24,157)	(79,349)	(61,853)	(47,122)
Securities held to maturity	-	-	-	(1,010)	(4,016)
Federal Home Loan Bank stock	-	(99)	(99)	(829)	(3,223)
Investment in joint ventures, net	1,584	1,598	2,802	1,069	(2,454)
Investment in cash surrender value of life insurance	(785)	-	-	(2,500)	-
Acquisition of property and equipment	(1,506)	(1,370)	(1,766)	(4,097)	(1,334)
Net Cash From Investing Activities	2,678	36,517	17,217	(7,498)	(99,915)
Cash Flows From Financing Activities:					
Net increase (decrease) in deposits	31,878	2,622	937	3,650	(6,989)
Proceeds from advances from Federal Home Loan Bank	17,600	22,300	29,700	154,400	143,800
Repayment of advances from Federal Home Loan Bank	(20,104)	(31,303)	(47,628)	(137,819)	(56,209)
Proceeds from senior debt	3,042	-	-	5,500	6,345
Repayment of senior debt	-	-	-	(505)	(1,140)
Net increase (decrease) from overnight borrowings	(1,474)	68	(1,000)	1,599	1,227
Common stock options exercised, net of fractional shares paid	292	286	1,369	198	238
Repurchase of common stock	(3,154)	-	(4,764)	(6,075)	(6,742)
Payment of dividends on common stock	(1,331)	(1,221)	(2,528)	(2,438)	(2,559)
Net Cash From Financing Activities	26,749	(7,248)	(23,914)	18,510	77,971
Net increase (decrease) in cash and cash equivalents	9,214	29,252	9,054	14,228	(11,710)
Cash and cash equivalents, beginning of period	44,478	35,424	35,424	21,196	32,906
Cash and Cash Equivalents, End of Period	$ 53,692	$ 64,676	$ 44,478	$ 35,424	$ 21,196
Supplemental Information:					
Cash paid for interest	$ 13,032	$ 17,329	$ 31,191	$ 38,825	$ 31,844
Cash paid for income taxes	$ 3,570	$ 2,327	$ 6,574	$ 6,853	$ 5,540
Assets acquired through foreclosure	$ 1,104	$ 1,976	$ 4,342	$ 1,427	$ 2,196

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For The Six Months Ended December 31, 2002 And For Each Of The Years In The Three Year Period Ended June 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies of Home Federal Bancorp (the "Company") conform to accounting principles generally accepted in the United States of America and prevailing practices within the banking and thrift industry. A summary of the more significant accounting policies follows:

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, HomeFed Financial, Inc. and HomeFederal Bank (the "Bank") and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated. On September 24, 2002, the Company changed its fiscal year end from June 30 to December 31.

Description of Business

The Company is a bank holding company. The Bank provides financial services to south-central Indiana through its main office in Columbus and 16 other full service branches, and a loan production office in greater Indianapolis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Estimates most susceptible to change in the near term include the allowance for loan losses, the valuation of mortgage servicing rights, the valuation of investments in joint ventures and the fair value of securities.

Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Securities

Securities are required to be classified as held to maturity or available for sale or trading. Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held to maturity. Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale. Only those securities classified as held to maturity are reported at amortized cost, with those available for sale and trading reported at fair value with unrealized gains and losses included in shareholders' equity or income, respectively. Premiums and discounts are amortized over the contractual lives of the related securities using the level yield method. Gain or loss on sale of securities is based on the specific identification method.

Loans Held for Sale

Loans held for sale consist of fixed rate mortgage loans conforming to established guidelines and held for sale to the secondary market. Mortgage loans held for sale are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses on the sale of these mortgage loans are included in other income.

Mortgage Servicing Rights

The Company recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheet. The total cost of loans when sold is allocated between loans and mortgage servicing rights, ("MSR's"), based on the relative fair values of each. MSR's are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value. MSR's are evaluated for impairment based on the fair value of those rights. The Company uses a present value cash flow valuation model to establish the fair value of the MSR's. Factors included in the calculation of fair value of the MSR's include estimating the present value of future net cash flows, market loan prepayment speeds for similar loans, discount rates, servicing costs, and other economic factors. Servicing rights are amortized over the estimated period of net servicing revenue. It is likely that these economic factors will change over the life of the MSR's, resulting in different valuations of the MSR's. The differing valuations will affect the carrying value of the MSR's on the balance sheet as well as the income recorded from loan servicing in the income statement.

Loans

Interest on real estate, commercial and installment loans is accrued over the term of the loans on a level yield basis. The recognition of interest income is discontinued when, in management's judgment, the interest will not be collectible in the normal course of business.

Loan Origination Fees
Nonrefundable origination fees, net of certain direct origination costs, are deferred and recognized as a yield adjustment over the life of the underlying loan. Any unamortized fees on loans sold are credited to gain on sale of loans at the time of sale.

Uncollected Interest
An allowance for the loss of uncollected interest is generally provided on loans which are more than 90 days past due. The only loans which are 90 days past due and do not have an allowance for the loss of interest, are loans where the Bank is guaranteed reimbursement of interest by either a mortgage insurance contract or by a government agency such as Rural Development. If neither of these criteria is met an allowance is established by a charge to interest income equal to all interest previously accrued, and income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower's ability to make periodic interest and principal payments returns to normal, in which case the loan is returned to accrual status.

Allowance for Loan Losses
A loan is considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the loan's observable market price or the estimated fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to operating expense. Loan losses are charged against the allowance when management believes the loans are uncollectible. Subsequent recoveries, if any, are credited to the allowance.

The Company maintains an allowance for loan losses to absorb probable loan losses inherent in the portfolio. The allowance for loan losses is maintained at a level management considers to be adequate to absorb probable loan losses inherent in the portfolio, based on evaluations of the collectibility and historical loss experience of loans. The allowance is based on ongoing assessments of the probable estimated losses inherent in the loan portfolio. The Company's methodology for assessing the appropriate allowance level consists of several key elements, as described below.

All delinquent loans that meet regulatory requirements are included on the Asset Watch List. The Asset Watch List is reviewed quarterly by the Asset Watch Committee for any classification beyond the regulatory rating based on the loans' delinquency.

Commercial and commercial real estate loans are individually risk rated per the loan policy. Homogenous loans such as consumer and residential mortgage loans are not individually risk rated by management. They are risk rated based on computer file data that management believes will provide a good basis for the loans' quality. For all loans not listed individually on the Asset Watch List, historical loss rates based on the last four years are the basis for developing expected charge-offs for each pool of loans.

Historical loss rates for commercial and consumer loans may be adjusted for significant factors that, in management's judgment, reflect the impact of any current conditions on loss recognition. Factors which management considers in the analysis include the effects of the local economy, trends in the nature and volume of loans (delinquencies, charge-offs, nonaccrual and problem loans), changes in the internal lending policies and credit standards, collection practices, and examination results from bank regulatory agencies and the Company's internal credit review function.

A portion of the allowance is not allocated to any particular loan type and is maintained in recognition of the inherent inability to precisely determine the loss potential in any particular loan or pool of loans. Among the factors used by management in determining the unallocated portion of the allowance are current economic conditions, trends in the Company's loan portfolio delinquency, losses and recoveries, level of under performing and nonperforming loans, and concentrations of loans in any one industry.

Real Estate Owned
Real estate owned represents real estate acquired through foreclosure or deed in lieu of foreclosure and is recorded at the lower of fair value or carrying amount. When property is acquired, it is recorded at net realizable value at the date of acquisition, with any resulting write-down charged against the allowance for loan losses. Any subsequent deterioration of the property is charged directly to real estate owned expense. Costs relating to the development and improvement of real estate owned are capitalized, whereas costs relating to holding and maintaining the properties are charged to expense.

Premises and Equipment
Premises and equipment are carried at cost less accumulated depreciation. Depreciation is computed on the straight-line method over estimated useful lives that range from three to thirty-two years.

Derivative Financial Instruments
On July 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts. All derivatives, whether designated as a

hedge, or not, are required to be recorded on the balance sheet at fair value. The Company designates its fixed rate and variable rate interest rate swaps as fair value and cash flow hedge instruments, respectively. If the derivative is designated as a fair value hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the changes in fair value of the derivative and of the hedged item attributable to the hedged risk are recorded in accumulated other comprehensive income (OCI), net of income taxes.

The adoption of this standard resulted in a fair value hedge asset of $271,000 being recorded on July 1, 2000 and an offsetting contra asset for the same amount being applied as a reduction to commercial real estate loans.

The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company has entered into interest rate swap agreements as a means of managing its interest rate exposure on certain fixed rate commercial loans and variable rate debt obligations. As of December 31, 2002, the notional amount of the Company's two outstanding interest rate swaps on commercial loans was $5.2 million with maturities in 2008 and 2009, as discussed in Note 3. The notional amount of the Company's three outstanding interest rate swaps on debt obligations was $11.2 million with maturities in 2003, 2004, and 2006, as discussed in Note 10.

As of December 31, 2002, the fair value of the fair value hedge liability was adjusted to $777,000. As of December 31, 2002, the fair value of the cash flow hedge liability was $815,000. The total income statement impact resulting from the fair value and cash flow hedges was zero, as management has determined there to be no ineffectiveness in accordance with SFAS 133.

Goodwill

On July 1, 2001, the Company early adopted, as permitted, Statement of Financial Accounting Standards No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." In accordance with SFAS 142, the Company ceased annual goodwill amortization of approximately $101,000. The new rules also require an initial goodwill impairment assessment in the year of adoption and at least annual impairment tests thereafter. Management determined that there was no impairment charge resulting from the adoption of SFAS 142 and its annual impairment test.

Income Taxes

The Company and its wholly owned subsidiaries file consolidated income tax returns. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities recorded for financial reporting purposes and basis of such assets and liabilities as measured by tax laws and regulations.

Earnings per Common Share

Earnings per share of common stock are based on the weighted average number of basic shares and dilutive shares outstanding during the year.

The following is a reconciliation of the weighted average common shares for the basic and diluted earnings per share computations:

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001	June 2002	June 2001	June 2000
Basic Earnings per Share:		(unaudited)			
Weighted average common shares	4,300,578	4,430,449	4,409,829	4,485,583	4,802,240
Diluted Earnings per Share:					
Weighted average common shares	4,300,578	4,430,449	4,409,829	4,485,583	4,802,240
Dilutive effect of stock options	214,551	169,025	178,765	137,836	220,213
Weighted average common and incremental shares	4,515,129	4,599,474	4,588,594	4,623,419	5,022,453

Comprehensive Income

The following is a summary of the Company's comprehensive income: (dollars in thousands)

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001	June 2002	June 2001	June 2000
		(unaudited)			
Net Income	$ 5,297	$ 5,134	$ 10,339	$ 9,549	$ 9,438
Other comprehensive income:					
Unrealized holding gains (losses) from securities available for sale	(418)	220	1,482	2,128	(989)
Reclassification adjustment for (gains) losses realized in income	(4)	(90)	(92)	196	116
Unrealized gains (losses) from cash flow hedge	(205)	(330)	(494)	(117)	-
Net unrealized gains (losses)	(627)	(200)	896	2,207	(873)
Tax effect	231	80	(270)	(883)	349
Other comprehensive income, net of tax	(396)	(120)	626	1,324	(524)
Comprehensive Income	$ 4,901	$ 5,014	$ 10,965	$ 10,873	$ 8,914

Segments

In accordance with Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures about Segments of an Enterprise and Related Information," management has concluded that the Company is comprised of a single operating segment, community banking activities, and has disclosed all required information relating to its one operating segment. Management considers parent company activity to represent an overhead function rather than an operating segment. The Company operates in one geographical area and does not have a single external customer from which it derives 10 percent or more of its revenue.

Stock Based Compensation

The Company has stock-based employee compensation plans, which are described more fully in Note 14. The company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the company had applied the fair value recognition provisions of SFAS Statement No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

(dollars in thousands, except share data)	Six Months Ended Dec 2002	Year Ended June 2002	June 2001	June 2000
Net income, as reported	$ 5,297	$ 10,339	$ 9,549	$ 9,438
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of relaxed tax effects	(63)	(401)	(296)	(796)
Pro forma net income	$ 5,234	$ 9,938	$ 9,253	$ 8,642
Earnings per share:				
Basic---as reported	$ 1.23	$ 2.34	$ 2.13	$ 1.97
Basic---pro forma	$ 1.22	$ 2.25	$ 2.06	$ 1.80
Diluted---as reported	$ 1.17	$ 2.25	$ 2.07	$ 1.88
Diluted---pro forma	$ 1.16	$ 2.17	$ 2.00	$ 1.72

Changes in Presentation
Certain amounts and items appearing in the prior periods' financial statements have been reclassified to conform to the current presentation.

New Accounting Pronouncements
Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," was issued in June 2001 and is effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. Management has determined that the adoption of SFAS 143 did not have a material effect on the consolidated financial statements.

Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," was issued in August 2001 and is effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. SFAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Management has determined that the adoption of SFAS 144 did not have a material effect on the consolidated financial statements.

On April 30, 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." The statement is intended to update, clarify and simplify existing accounting pronouncements. Management does not believe this statement will have a material effect on its consolidated financial statements.

Statement of Financial Accounting Standards No. 146 ("SFAS 146"), "Accounting for Costs Associated with Exit or Disposal Activities," was issued in June 2002. SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe this statement will have a material effect on its consolidated financial statements.

Statement of Financial Accounting Standards No. 147, ("SFAS 147"), "Acquisitions of Certain Financial Institutions—an amendment of FASB Statements No. 72 and 144 and FASB Interpretation No. 9, was issued in October 2002. FASB Statement No. 72, ("FASB 72"), "Accounting for Certain Acquisitions of Banking or Thrift Institutions", and FASB Interpretation No. 9, (Interpretation 9"), "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both FASB 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, "Business Combinations", and FASB No. 142, "Goodwill and Other Intangible Assets." In addition, this Statement amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The effective date of this statement is as follows; Paragraph 5 of this Statement, which relates to the application of the purchase method of accounting, is effective for acquisitions for which the date of acquisition is on or after October 1, 2002. The provisions in paragraph 6 related to accounting for the impairment or disposal of certain long-term customer-relationship intangible assets are effective on October 1, 2002. Transition provisions for previously recognized unidentifiable intangible assets in paragraphs 8-14 are effective on October 1, 2002, with earlier application permitted. Management does not believe this statement will have a material effect on its consolidated financial statements.

Statement of Financial Accounting Standards No. 148 ("SFAS 148"), "Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123," was issued in December 2002 and is effective for fiscal years ending after December 15, 2002. SFAS 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, FAS 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method on reported results. Management has included the new disclosure requirements in its consolidated financial statements.

2. SECURITIES

Securities are summarized as follows: (in thousands)

	December 31, 2002				June 30, 2002				June 30, 2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Held to Maturity:												
Agency bonds	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 2,000	$ 6	$ -	$ 2,006
Municipal bonds	1,985	55	-	2,040	2,210	61	-	2,271	2,840	56	-	2,896
Certificate of deposit	100	-	-	100	100	-	-	100	100	-	-	100
Collateralized mortgage obligations	14	-	-	14	128	2	-	130	432	5	-	437
Mortgage backed securities	927	66	-	993	1,055	63	-	1,118	1,924	46	-	1,970
Total Held to Maturity	**$ 3,026**	**$ 121**	**$ -**	**$ 3,147**	**$ 3,493**	**$ 126**	**$ -**	**$ 3,619**	**$ 7,296**	**$ 113**	**$ -**	**$ 7,409**
Available for Sale:												
Agency bonds	$ 42,386	$ 313	$ (2)	$ 42,697	$ 14,358	$ 198	$ -	$ 14,556	$ 7,558	$ 120	$ (5)	$ 7,673
Asset backed securities	5,970	86	-	6,056	5,965	89	-	6,054	5,944		(16)	5,928
Collateralized mortgage obligations	39,316	714	-	40,030	60,431	1,016	(5)	61,442	24,346	323	(94)	24,575
Mortgage backed securities	12,048	574	-	12,622	16,744	553	-	17,297	17,881	287	(56)	18,112
Corporate debt	8,448	82	(209)	8,321	10,876	230	(129)	10,977	19,518	85	(89)	19,514
Equity mutual funds	4,757	13	(131)	4,639	4,683	9	(104)	4,588	4,504	3	(68)	4,439
Equity securities	75	-	-	75	75	-	-	75	75	-	-	75
Total Available for Sale	**$ 113,000**	**$ 1,782**	**$ (342)**	**$ 114,440**	**$ 113,132**	**$ 2,095**	**$ (238)**	**$ 114,989**	**$ 79,826**	**$ 818**	**$ (328)**	**$ 80,316**

Certain securities, with amortized cost and fair value of $2.0 million at December 31, 2002, amortized cost of $2.9 million and fair value of $3.0 million at June 30, 2002, and amortized cost and fair value of $3.9 million at June 30, 2001, were pledged as collateral for the Bank's treasury, tax and loan account at the Federal Reserve and for certain trust, IRA and KEOGH accounts.

The amortized cost and fair value of securities at December 31, 2002, by contractual maturity are summarized as follows. (in thousands)

	Held to Maturity			Available for Sale		
	Amortized Cost	*Fair Value*	*Market Yield*	*Amortized Cost*	*Fair Value*	*Market Yield*
Agency bonds:						
Due in one year or less	$ -	$ -	-	$ 8,993	$ 8,991	1.21%
Due after 1 year through 5 years	-	-	-	33,113	33,425	3.42%
Due after 10 years	-	-	-	280	281	2.61%
Asset backed securities:						
Due after 5 years through 10 years	-	-	-	3,733	3,783	2.74%
Due after 10 years	-	-	-	2,238	2,273	2.72%
Municipal bonds:						
Due in one year or less	515	519	6.64%	-	-	-
Due after 1 year through 5 years	695	722	5.97%	-	-	-
Due after 5 years through 10 years	535	545	7.37%	-	-	-
Due after 10 years	240	254	7.71%	-	-	-
Certificate of deposit:						
Due in one year or less	100	100	1.35%	-	-	-
Collateralized mortgage obligations	14	14	6.30%	39,315	40,029	5.28%
Mortgage backed securities	927	993	7.54%	12,048	12,622	6.34%
Corporate debt:						
Due in one year or less	-	-	-	5,013	5,081	5.64%
Due after 1 year through 5 years	-	-	-	1,516	1,531	6.13%
Due after 10 years	-	-	-	1,919	1,710	3.09%
Equity mutual funds	-	-	-	4,757	4,639	2.77%
Equity securities	-	-	-	75	75	-
Total	**$ 3,026**	**$ 3,147**	**6.80%**	**$ 113,000**	**$ 114,440**	**4.28%**

Activities related to the sales of securities available for sale and called securities are summarized as follows: (in thousands)

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001 (unaudited)	June 2002	June 2001	June 2000
Proceeds from sales	$ 7,360	$ 17,700	$ 20,237	$ 74,471	$ 17,573
Gross gains on sales	5	90	92	205	3
Gross losses on sales	1	-	-	401	119

3. LOANS RECEIVABLE

Loans receivable are summarized as follows: (in thousands)

	Dec 2002	June 2002	June 2001
First mortgage loans:			
Residential single family	$ 195,255	$ 214,565	$ 270,124
Commercial and multi-family	183,369	172,495	153,169
Property under construction	63,017	54,639	67,789
Unimproved land	2,795	4,712	5,017
Home equity	40,998	45,541	51,485
Second mortgage	39,276	40,278	42,655
Commercial	90,063	86,435	74,687
Mobile home	5,834	6,625	8,308
Automobile	25,149	25,355	25,852
Consumer	4,681	4,535	5,864
Savings account	3,018	3,092	3,738
Gross loans receivable	653,455	658,272	708,688
Allowance for loan losses	(7,172)	(6,451)	(5,690)
Deferred loan fees	(544)	(508)	(447)
Undisbursed loan proceeds	(16,856)	(19,498)	(27,999)
Loans Receivable, Net	**$ 628,883**	**$ 631,815**	**$ 674,552**

The Bank originates both adjustable and fixed rate loans. The adjustable rate loans have interest rate adjustment limitations and are indexed to various indices. Adjustable residential mortgages are generally indexed to the one year Treasury constant maturity rate; adjustable consumer loans are generally indexed to the prime rate; adjustable commercial loans are generally indexed to either the prime rate or the one, three or five year Treasury constant maturity rate. Future market factors may affect the correlation of the interest rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The principal balance of loans on nonaccrual status totaled approximately $3.3 million at December 31, 2002, and $2.3 million and $6.4 million at June 30, 2002 and 2001, respectively. The Bank would have recorded interest income of $168,000 for the six month period ended December 31, 2002 and $503,000, $432,000 and $268,000 for the fiscal years ended June 30, 2002, 2001 and 2000, respectively if loans on non-accrual status had been current in accordance with their original terms. Actual interest received was $83,000, $431,000, $220,000 and $227,000 for the six months ended December 31, 2002, and the fiscal years ended June 30, 2002, 2001 and 2000, respectively. The Bank agreed to modify the terms of certain loans to customers who were experiencing financial difficulties. Modifications included forgiveness of interest, reduced interest rates and/or extensions of the loan term. The principal balance at December 31, 2002, June 30, 2002 and 2001, on these restructured loans were $266,000, $324,000 and $691,000, respectively.

The Bank's primary lending area is south-central Indiana. Virtually all of the Bank's loans originated and purchased are to borrowers located within the state of Indiana. The Bank originates and purchases commercial real estate loans, which totaled $183.4 million, $172.5 million and $153.2 million at December 31, 2002, June 30, 2002 and 2001, respectively. These loans are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Of the commercial real estate loans, $22.8, $29.6 million and $30.1 million were collateralized by multi-family residential property at December 31, 2002, June 30, 2002 and 2001, respectively.

Effective July 1, 1998 and January 2, 1999, the company entered into two interest rate swap agreements with KeyBank on two commercial loans. In the first agreement the company will receive variable rate payments at thirty-day London inter bank offering rate ("LIBOR") index and make fixed rate payments at 6.28%. The notional amount on the swap was $3.3 million as of December 31, 2002. The thirty-day LIBOR was 1.42% at December 31, 2002. The termination date of the first swap agreement is July 1, 2008. In the second agreement the company will receive variable rate payments at thirty day LIBOR and make fixed rate payments at 6.24%. The notional amount of the swap was $1.9 million as of December 31, 2002. The termination date of the second swap agreement is January 2, 2009. The two interest rate swaps are settled on a net basis. The company is exposed to losses in the event of nonperformance by KeyBank for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the company does not anticipate nonperformance by the counter party.

Under the capital standards provisions of FIRREA, the loans-to-one-borrower limitation is generally 15% of unimpaired capital and surplus, which, for the Bank, was approximately $14.1 million, $13.6 million and $12.7 million at December 31, 2002, June 30, 2002 and 2001, respectively. As of December 31, 2002, June 30, 2002 and 2001, the Bank was in compliance with this limitation.

Aggregate loans to officers and directors included above were $13.2 million, $13.0 million and $13.1 million as of December 31, 2002, June 30, 2002 and 2001, respectively. Such loans are made in the ordinary course of business and are made on substantially the same terms as those prevailing at the time for comparable transactions with other borrowers. For the six month period ended December 31, 2002, loans of $3.7 million were disbursed to officers and directors and repayments of $3.5 million were received from officers and directors.

An analysis of the allowance for loan losses is as follows: (in thousands)

	Six Months Ended	Year Ended		
	Dec 2002	**June 2002**	**June 2001**	**June 2000**
Beginning balance	$ 6,451	$ 5,690	$ 4,949	$ 4,349
Provision for loan losses	1,221	1,423	1,680	1,441
Charge-offs	(544)	(730)	(1,019)	(937)
Recoveries	44	68	80	96
Ending Balance	**$ 7,172**	**$ 6,451**	**$ 5,690**	**$ 4,949**

The following is a summary of information pertaining to impaired loans: (in thousands)

Period Ended	**Dec 2002**	**June 2002**	**June 2001**
Impaired loans with a valuation reserve	$ 234	$ -	$ 780
Impaired loans with no valuation reserve	6,063	580	2,818
Total Impaired Loans	**$ 6,297**	**$ 580**	**$ 3,598**
Valuation reserve on impaired loans	$ 111	$ -	$ 238
Average impaired loans	$ 5,534	$ 2,602	$ 2,325

4. MORTGAGE BANKING ACTIVITIES

At December 31, 2002, June 30, 2002 and 2001, the Bank was servicing loans for others amounting to $564.9 million, $551.4 million and $484.6 million, respectively. Net gain on sales of loans, exclusive of gain on MSR's was $2.6 million, $2.8 million, $1.4 million and $390,000 for the six month period ended December 31, 2002, and the fiscal years ended June 30, 2002, 2001 and 2000, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

The Bank is obligated to repurchase certain loans sold to and serviced for others that become delinquent as defined by the various agreements. At December 31, 2002, June 30, 2002 and 2001, these obligations were limited to approximately $53,000, $90,000 and $123,000, respectively.

The following analysis reflects the changes in mortgage servicing rights acquired: (in thousands)

Period Ended	**Dec 2002**	**June 2002**	**June 2001**
Beginning carrying value	$ 2,511	$ 1,617	$ 1,811
Additions	1,092	1,651	614
Amortization	(478)	(729)	(540)
Net change in valuation allowance	(617)	(28)	(268)
Ending Carrying Value	**$ 2,508**	**$ 2,511**	**$ 1,617**

The carrying value approximates fair value at December 31, 2002, June 30, 2002 and 2001. Fair value is estimated by discounting the net servicing income to be received over the estimated servicing term using a current market rate. The significant risk characteristics of the underlying loans used to stratify MSRs for impairment measurement were term and rate of note. The valuation allowance as of December 31, 2002, June 30, 2002 and 2001 was $986,000, $368,000 and $340,000 respectively. The estimated annual amortization expense for the next five years is $502,000, $581,000, $507,000, $411,000, and $249,000.

5. INVESTMENTS IN JOINT VENTURES

The Company has invested in joint ventures through its subsidiaries, Home Savings Corporation ("HSC") and HomeFed Financial, Inc. On December 31, 2001, the Bank changed its charter from a Federal savings bank charter to an Indiana commercial bank charter. Commercial banks are not permitted to participate in real estate development joint ventures. HSC is a partner in six real estate development joint ventures for which exit strategies are either developed, or are currently being developed. The Company, as mandated by the regulators, is in the process of divesting itself of these investments by December 31, 2003, with three one-year extensions available, subject to regulatory approval. The investments are accounted for by the equity method. The Company's interest in these investments is as follows: (in thousands)

Period Ended	*Equity Interest*	Dec 2002	June 2002	June 2001
Family Financial Life	14%	$ 774	$ 774	$ 767
Heritage Woods	33%	53	53	67
Home-Breeden	50%	1,809	2,126	2,104
Coventry Associates	65%	-	20	20
Crystal Lake	50%	300	307	1,478
Broadmoor North/Heathfield	35%	1,394	1,415	1,508
Sycamore Springs	33%	1,880	2,925	3,562
Bloomington Technology	50%	500	533	569
Total Investment		**$ 6,710**	**$ 8,153**	**$ 10,075**

Summarized condensed unaudited financial statements for these joint ventures are as follows: (in thousands)

Period Ended	Dec 2002	June 2002	June 2001
Balance Sheets:			
Cash	$ 2,634	$ 2,883	$ 1,106
Investments	4,020	3,727	5,369
Property and equipment, net	673	671	779
Inventory of developed lots	7,828	8,866	12,751
Other assets	489	547	610
Total Assets	**$ 15,644**	**$ 16,694**	**$ 20,615**
Notes payable	$ 5,656	$ 6,999	$ 11,160
Insurance liabilities	1,296	1,407	1,432
Other liabilities	321	286	285
Total liabilities	7,273	8,692	12,877
Shareholders' equity	8,371	8,002	7,738
Total Liabilities and Shareholders' Equity	**$ 15,644**	**$ 16,694**	**$ 20,615**

	Six Months Ended	**Year Ended**		
	Dec 2002	**June 2002**	**June 2001**	**June 2000**
Income Statements:				
Income:				
Insurance premiums and commissions	$ 2,062	$ 2,153	$ 2,479	$ 2,227
Investment income	283	445	416	401
Net lot sales	671	1,809	767	610
Other income	1	165	109	109
Total income	3,017	4,572	3,771	3,347
Expenses:				
Commissions	987	1,239	1,100	1,096
Insurance benefits	479	367	326	497
Interest expense	77	497	208	76
Other expense	1,110	1,337	1,315	1,246
Total expense	2,653	3,440	2,949	2,915
Net Income	**$ 364**	**$ 1,132**	**$ 822**	**$ 432**

The notes payable included $5.2 million, $6.6 million and $8.2 million due to HSC and $149,000, $135,000 and $2.7 million due to the Bank at December 31, 2002, June 30, 2002 and 2001, respectively. At December 31, 2002, June 30, 2002 and 2001, open commitments to these joint ventures included letters of credit totaling $609,000, $609,000 and $1.1 million, respectively.

6. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following: (in thousands)

Period Ended	Dec 2002	June 2002	June 2001
Loans, less allowance of $185, $165 and $440	$ 3,488	$ 3,575	$ 4,234
Securities	770	846	968
Interest-bearing deposits	31	10	11
Total Accrued Interest Receivable	**$ 4,289**	**$ 4,431**	**$ 5,213**

7. PREMISES AND EQUIPMENT

Premises and equipment consists of the following: (in thousands)

Period Ended	Dec 2002	June 2002	June 2001
Land	$ 2,230	$ 1,561	$ 1,521
Buildings and improvements	13,893	13,805	13,778
Furniture and equipment	7,875	7,240	7,271
Total	23,998	22,606	22,570
Accumulated depreciation	(11,025)	(10,414)	(10,655)
Total Premises and Equipment	**$ 12,973**	**$ 12,192**	**$ 11,915**

Depreciation expense included in operations for the six months ended December 31, 2002, and the years ended June 30, 2002, 2001 and 2000 totaled $725,000, $1.5 million, $1.3 million and $1.4 million, respectively.

8. DEPOSITS

Deposits are summarized as follows: (in thousands)

	Dec 31, 2002		June 30, 2002		June 30, 2001	
	Amount	Weighted Average Rate	Amount	Weighted Average Rate	Amount	Weighted Average Rate
Non-interest bearing	$ 51,720		$ 49,884		$ 41,323	
NOW accounts	73,690	0.77%	67,362	0.93%	53,819	1.45%
Statement savings	47,809	0.75%	48,382	1.05%	43,253	2.00%
Money market savings	120,944	1.53%	121,978	1.57%	131,514	3.69%
Total transaction accounts	294,163	0.94%	287,606	1.06%	269,909	2.41%
Certificates of deposit:						
Less than one year	45,039	1.93%	27,175	2.25%	40,628	4.63%
12-23 months	48,920	2.46%	58,959	3.01%	124,845	6.21%
24-35 months	108,069	3.69%	107,408	5.05%	94,207	6.03%
36-59 months	43,765	4.85%	27,559	4.86%	11,909	5.44%
60-120 months	69,402	5.15%	68,773	5.32%	35,045	5.87%
Total certificate accounts	315,195	3.73%	289,874	4.42%	306,634	5.88%
Total Deposits	**$ 609,358**	**2.39%**	**$ 577,480**	**2.74%**	**$ 576,543**	**4.25%**

At December 31, 2002, June 30, 2002 and 2001, certificates of deposit in amounts of $100,000 or more totaled $106.4 million, $76.9 million and $88.3 million, respectively.

A summary of certificate accounts by scheduled maturities at December 31, 2002 is as follows: (in thousands)

	2003	2004	2005	2006	2007	Thereafter	Total
1.99% or less	$ 31,224	$ 217	$ -	$ -	$ -	$ -	$ 31,441
2.00% - 2.99%	60,248	11,017	1,111	2	-	-	72,378
3.00% - 3.99%	17,917	50,872	1,373	989	673	56	71,880
4.00% - 4.99%	21,670	10,075	9,521	10,235	11,012	12,467	74,980
5.00% - 5.99%	11,304	4,415	4,379	7,426	22,428	3,743	53,695
Over 6.00%	3,031	2,087	3,986	461	630	626	10,821
Total Certificate Amounts	**$ 145,394**	**$ 78,683**	**$ 20,370**	**$ 19,113**	**$ 34,743**	**$ 16,892**	**$ 315,195**

A summary of interest expense on deposits is as follows: (in thousands)

	Six Months Ended		Year Ended		
	Dec 2002	**Dec 2001**	**June 2002**	**June 2001**	**June 2000**
		(unaudited)			
NOW accounts	$ 120	$ 243	$ 379	$ 533	$ 559
Statement savings	222	346	589	848	922
Money market savings	1,138	2,054	3,282	5,907	5,277
Certificates of deposit	6,034	8,074	14,466	19,422	17,153
Total Interest Expense	**$ 7,514**	**$ 10,717**	**$ 18,716**	**$ 26,710**	**$ 23,911**

9. FEDERAL HOME LOAN BANK ADVANCES

The Bank was eligible to receive advances from the FHLB up to $207.6 million, $198.6 million and $242.7 million at December 31, 2002, June 30, 2002 and 2001. The Bank has pledged qualifying mortgage loans and Federal Home Loan Bank stock as collateral on the following advances from the Federal Home Loan Bank: (in thousands)

Year Ending Maturity December	Amount	Weighted Average Rate
2003	$ 30,900	5.98%
2004	28,500	6.60%
2005	39,650	5.50%
2006	32,692	5.49%
2007	9,250	5.04%
Thereafter	30,643	5.22%
Total FHLB Advances	**$ 171,635**	**5.69%**

10. OTHER BORROWINGS

Senior Debt

On June 1, 2000, the Company entered into a revolving note with LaSalle Bank N.A. whereby the Company may borrow up to $12.5 million. The note was modified November 1, 2002 whereby the Company may borrow up to $17.5 million. The note accrues interest at a variable rate based on the ninety-day LIBOR index, on the date of the draw, plus 150 basis points. The ninety-day LIBOR index on the date of the most recent December draw was 1.41%. Interest payments are due ninety days after the date of any principal draws made on the loan and every ninety days thereafter. Maturities of senior debt based on minimum scheduled payments as of December 31, 2002 are: 2003 - $2.0 million, 2004 - $4.6 million and 2006 – $7.6 million. The Company used the funds attained to buy back shares of the Company's common stock. The assets of the Company collateralize the note. Under terms of the agreement, the Company is bound by certain restrictive debt convenants relating to earnings, net worth and various financial ratios. As of December 31, 2002, the Company was in compliance with the debt covenants.

Effective February 13, 2001, the company entered into three interest rate swap agreements with LaSalle Bank N.A. In the first agreement the Company will make fixed rate payments at 5.45% and receive variable rate payments at the three month LIBOR on a notional amount of $2.0 million. The maturity date of the first swap agreement is May 1, 2003. In the second agreement the Company will make fixed rate payments at 5.6% and receive variable rate payments at the three month LIBOR on a notional amount of $4.6 million. The maturity date of the second swap agreement is May 1, 2004. In the third agreement the Company will make fixed rate payments at 5.77% and receive variable rate payments at the three month LIBOR on a notional amount of $4.6 million. The maturity date of the third swap agreement is February 1, 2006. The three interest rate swaps are settled on a net basis. The Company is exposed to credit loss in the event of nonperformance by LaSalle Bank N.A. for the net interest rate differential when floating rates exceed the fixed maximum rate. However, the Company does not anticipate nonperformance by the counter party.

Other Borrowings

In addition to the other borrowings scheduled below, the Bank also has a $5.0 million overdraft line of credit with the Federal Home Loan Bank, none of which was used, as of December 31, 2002, June 30, 2002 or June 30, 2001. (in thousands)

Period Ended	Dec 2002	June 2002	June 2001
Official check overnight remittance	$ 1,867	$ 3,341	$ 4,302
Money order remittance	-	-	39
Total Other Borrowings	**$ 1,867**	**$ 3,341**	**$ 4,341**

11. INCOME TAXES

An analysis of the income tax provision is as follows: (in thousands)

	Six Months Ended		Year Ended		
	Dec 2002	Dec 2001	June 2002	June 2001	June 2000
		(unaudited)			
Current:					
Federal	$ 3,621	$ 2,537	$ 5,869	$ 4,929	$ 4,649
State	702	628	1,200	1,022	1,211
Deferred	(1,252)	-	(824)	(432)	119
Income Tax Provision	**$ 3,071**	**$ 3,165**	**$ 6,245**	**$ 5,519**	**$ 5,979**

The difference between the financial statement provision and amounts computed by using the statutory rate of 34% is reconciled as follows: (in thousands)

Period Ended	Dec 2002	June 2002	June 2001	June 2000
Income tax provision at federal statutory rate	$ 2,845	$ 5,639	$ 5,123	$ 5,243
State tax, net of federal tax benefit	286	722	640	842
Tax exempt interest	(57)	(112)	(125)	(108)
Increase in cash surrender value of life insurance	(90)	(176)	(125)	(99)
Other	87	172	6	101
Income Tax Provision	**$ 3,071**	**$ 6,245**	**$ 5,519**	**$ 5,979**

The Company is allowed to deduct an addition to a reserve for bad debts in determining taxable income. This addition differs from the provision for loan losses for financial reporting purposes. No deferred taxes have been provided on the income tax bad debt reserves which total $6.0 million, for years prior to 1988. This tax reserve for bad debts is included in taxable income of later years only if the bad debt reserves are subsequently used for purposes other than to absorb bad debt losses. Because the Company does not intend to use the reserves for purposes other than to absorb losses, deferred income taxes of $2.4 million were not provided at December 31, 2002, June 30, 2002 and 2001, respectively. Pursuant to Statement of Financial Accounting Standards No. 109 ("SFAS 109"), "Accounting for Income Taxes," the Company has recognized the deferred tax consequences of differences between the financial statement and income tax treatment of allowances for loan losses arising after June 30, 1987.

In August 1996, the "Small Business Job Protection Act of 1996" was passed into law. One provision of this act repeals the special bad debt reserve method for thrift institutions provided for in Section 593 of the Internal Revenue Code. The provision requires thrifts to recapture any reserves accumulated after 1987 but forgives taxes owed on reserves accumulated prior to 1988. The six year recovery period for the excess reserves began in taxable year 1999. The adoption of the act did not have a material adverse effect on the Company's consolidated financial position or results of operations. The Company's deferred income tax assets and liabilities are as follows: (in thousands)

Period Ended	Dec 2002	June 2002	June 2001
Deferred tax assets:			
Bad debt reserves, net	$ 2,478	$ 2,394	$ 2,019
Difference in basis of fixed assets	131	-	-
Other	323	195	47
Deferred compensation	1,153	1,032	916
Total deferred tax assets	4,085	3,621	2,982
Deferred tax liabilities:			
Difference in basis of fixed assets	-	205	315
FHLB dividend	185	194	205
Unrealized gain on securities available for sale	494	639	196
Deferred fees	365	361	1,186
Originated mortgage servicing rights	23	537	-
Other	-	146	117
Total deferred tax liabilities	1,067	2,082	2,019
Net Deferred Tax Asset	**$ 3,018**	**$ 1,539**	**$ 963**

12. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possible additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table), of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2002, the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2002, June 30, 2002 and 2001, the most recent notifications from the Federal Reserve categorized the Company and the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Company must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed either entity's category.

A summary of capital amounts and ratios as of December 31, 2002, June 30, 2002 and June 30, 2001.
(dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2002						
Total risk-based capital (to risk-weighted assets)						
HomeFederal Bank	$ 93,862	13.96%	$ 53,795	8.0%	$ 67,243	10.0%
Home Federal Bancorp Consolidated	$ 83,118	12.34%	$ 53,883	8.0%	$ 67,354	10.0%
Tier 1 risk-based capital (to risk-weighted assets)						
HomeFederal Bank	$ 86,690	12.89%	$ 26,897	4.0%	$ 40,346	6.0%
Home Federal Bancorp Consolidated	$ 75,946	11.28%	$ 26,941	4.0%	$ 40,412	6.0%
Tier 1 leverage capital (to average assets)						
HomeFederal Bank	$ 86,690	9.80%	$ 35,370	4.0%	$ 44,213	5.0%
Home Federal Bancorp Consolidated	$ 75,946	8.56%	$ 35,505	4.0%	$ 44,382	5.0%

	Actual		For Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2002						
Total risk-based capital						
(to risk-weighted assets)						
HomeFederal Bank	$ 90,347	13.62%	$ 53,062	8.00%	$ 66,327	10.00%
Home Federal Bancorp Consolidated	$ 81,293	12.23%	$ 53,196	8.00%	$ 66,494	10.00%
Tier 1 risk-based capital						
(to risk-weighted assets)						
HomeFederal Bank	$ 83,896	12.65%	$ 26,531	4.00%	$ 39,796	6.00%
Home Federal Bancorp Consolidated	$ 74,842	11.26%	$ 26,598	4.00%	$ 39,897	6.00%
Tier 1 leverage capital						
(to average assets)						
HomeFederal Bank	$ 83,896	9.91%	$ 33,877	4.00%	$ 42,346	5.00%
Home Federal Bancorp Consolidated	$ 74,842	8.81%	$ 33,992	4.00%	$ 42,490	5.00%

For the fiscal year ended June 30, 2001, the Bank was a federal savings association, subject to capital requirements established by the Office of Thrift Supervision. As a result, the following table presents the capital levels applicable to, and the capital levels of, the Bank for the fiscal year.

	Actual		For Capital Adequacy Purposes		To Be Categorized As "Well Capitalized" Under Prompt Corrective Action Provisions	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2001						
Tangible capital (to total assets)	$ 68,907	8.09%	$ 12,773	1.50%	$ N/A	N/A
Core capital (to total assets)	$ 68,907	8.09%	$ 34,061	4.00%	$ N/A	N/A
Total risk-based capital (to risk-weighted assets)	$ 73,442	11.13%	$ 52,795	8.00%	$ 65,993	10.00%
Tier 1 risk-based capital (to risk-weighted assets)	$ 68,907	10.44%	$ N/A	N/A	$ 39,596	6.00%
Tier 1 leverage capital (to average assets)	$ 68,907	8.07%	$ N/A	N/A	$ 42,687	5.00%

Dividend Restrictions

The principal source of income and funds for the Company are dividends from the Bank. The Bank is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. At December 31, 2002 approximately $29.2 million of retained earnings were available for dividend declaration without prior regulatory approval.

13. EMPLOYEE BENEFIT PLANS

Multi-employer Pension Plan

The Bank participates in a noncontributory multi-employer pension plan covering all qualified employees. The plan is administered by the trustees of the Financial Institutions Retirement Fund. There is no separate valuation of the plan benefits nor segregation of plan assets specifically for the Bank, because the plan is a multi-employer plan and separate actuarial valuations are not made with respect to each employer. However, as of June 30, 2002, the latest actuarial valuation, the total plan assets exceeded the actuarially determined value of accrued benefits.

Supplemental Retirement Program

The Bank has entered into supplemental retirement agreements for certain officers. These agreements are unfunded, however, the Bank has entered into life insurance contracts to fund these agreements. Benefits under these arrangements are generally paid over a 15 year period. The following table sets forth the Plan's funded status and amount recognized in the Bank's consolidated statements of income for the six months ended December 31, 2002 and for the fiscal years ended June 30, 2002, 2001 and 2000.

	Dec 2002	June 2002	June 2001	June 2000
Economic assumptions:				
Discount rate	6.5%	8.5%	9.7%	10.0%
Components of net periodic pension expense:				
Interest cost on projected benefit obligation	$ 137,121	$ 200,196	$ 124,181	$ 112,062
Service cost	11,292	34,995	64,516	59,104
Prior service cost	96,489	234,860	39,475	-
Net periodic pension expense	**$ 244,902**	**$ 470,051**	**$ 228,172**	**$ 171,166**

A summary of the Plan's funded status at December 31, 2002 and June 30, 2002, 2001 and 2000 is as follows:

	Dec 2002	June 2002	June 2001	June 2000
Projected benefit obligation at beginning of year	$ 2,552,969	$ 2,410,778	$ 1,130,493	$ 1,052,327
Interest cost	137,121	200,196	124,181	112,062
Service cost	11,292	34,995	64,516	59,104
Amendment to plan	-	-	1,184,588	-
Actuarial loss	116,000	-	-	-
Benefits paid during year	(46,500)	(93,000)	(93,000)	(93,000)
Projected benefit obligation at end of year (underfunded status)	2,770,882	2,552,969	2,410,778	1,130,493
Unrecognized net loss	(951,576)	(932,065)	(1,145,113)	-
Accrued pension liability	**$ 1,819,306**	**$ 1,620,904**	**$ 1,265,665**	**$ 1,130,493**

Prior service cost is amortized over the estimated remaining service lives of the employees of approximately seven years.

401(k) Plan

The Bank has an employee thrift plan established for substantially all full-time employees. The Bank has elected to make matching contributions equal to 50% of the employee contributions up to a maximum of 1.5% of an individual's total eligible salary. The Bank contributed $54,000, $109,000, $99,000 and $87,000 during the six months ended December 31, 2002 and fiscal years ended June 30, 2002, 2001 and 2000, respectively.

14. STOCK OPTIONS

The Company has stock option plans for the benefit of officers, other key employees and directors. As of December 31, 2002, the plans were authorized to grant additional options to purchase 299,943 shares of the Company's common stock. The option price is not to be less than the fair market value of the common stock on the date the option is granted, and the stock options are exercisable at any time within the maximum term of 10 years and one day from the grant date. The options are nontransferable and are forfeited upon termination of employment.

The following is an analysis of the stock option activity for the six month period ended December 31, 2002 and for each of the years in the three year period ended June 30, 2002 and the stock options outstanding at the end of the respective periods:

Options	Shares	Weighted Average Exercise Price
Outstanding June 30, 1999	**721,617**	**$ 15.46**
Granted	222,155	23.07
Forfeited	(6,625)	24.95
Exercised	(28,551)	7.15
Outstanding June 30, 2000	**908,596**	**17.52**
Granted	105,655	15.87
Forfeited	(3,001)	23.06
Exercised	(17,848)	6.56
Outstanding June 30, 2001	**993,402**	**17.52**
Granted	164,655	18.73
Forfeited	(14,687)	20.30
Exercised	(132,961)	9.86
Outstanding June 30, 2002	**1,010,409**	**18.68**
Granted	22,224	22.65
Forfeited	(3,987)	24.46
Exercised	(22,344)	13.05
Outstanding December 31, 2002	**1,006,302**	**18.87**

The following table is an analysis of the remaining weighted average life as of December 31, 2003 of the outstanding options within various exercise price ranges:

Exercise Price	**Number of Options**	**Average Life**
$ 8.580 - $13.56	185,138	2.3
$15.375 - $20.90	319,073	7.5
$21.785 - $26.75	502,091	6.0
Total	**1,006,302**	**5.8**

The weighted average fair value of options granted was $5.18 for the six month period ended December 31, 2002, and $4.58, $3.59 and $6.31 for the fiscal years ended June 30, 2002, June 30, 2001 and June 30, 2000, respectively. The fair value of the option grants is estimated on the date of grant using an option pricing model with the following assumptions: dividend yield ranging from 1.32% to 3.58%, risk-free interest rates ranging from 2.66% to 8.04%, expected volatility ranging from 24.13% to 34.86% and expected life of 5.04 to 5.65 years. The pro forma amounts are not representative of the effects on reported net income for future years.

Shareholder Rights Plan

The Company has adopted a Shareholder Rights Plan and declared a dividend distribution at the rate of one Right for each share of common stock held of record as of the close of business on November 22, 1994, and for each share of common stock issued thereafter up to the Distribution Date (defined below).

Each Right entitles holders of common stock to buy one share of common stock of the Company at an exercise price of $80. The Rights would be exercisable, and would detach from the common stock (the "Distribution Date") only if a person or group (i) were to acquire 15 percent or more of the outstanding shares of common stock of the Company; (ii) were to announce a tender or exchange offer that, if consummated, would result in a person or group beneficially owning 30 percent or more of the outstanding shares of common stock of the Company; or (iii) were declared by the Board to be an Adverse Person (as defined in the Plan) if such person or group beneficially owns 10 percent or more of the outstanding shares of common stock in the Company. In the event of any occurrence triggering the Distribution Date, each Right may be exercised by the holder (other than such an acquiring person or group) to purchase shares of common stock of the Company (or, in certain circumstances, common stock of the acquiring person) at a 50% discount to market price. The Company is entitled to redeem the Rights at $.01 per Right at any time. The Rights will expire at the close of business on November 22, 2004.

15. COMMITMENTS

Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Bank makes various commitments to extend credit that are not reflected in the accompanying consolidated financial statements. At December 31, 2002, and June 30, 2002 and 2001, the Bank had loan commitments approximating $35.5 million, $29.9 million and $26.0 million, respectively, excluding undisbursed portions of loans in process. Loan commitments at December 31, 2002 included commitments to originate fixed rate loans with interest rates ranging from 5.1% to 7.9% totaling $22.8 million and adjustable rate loan commitments with interest rates ranging from 4.3% to 9.0% totaling $12.7 million. Commitments, which are disbursed subject to certain limitations, extend over various periods of time. Generally, unused commitments are cancelled upon expiration of the commitment term as outlined in each individual contract.

Outstanding letters of credit were $2.5 million, $2.4 million and $2.2 million at December 31, 2002 and June 30, 2002 and 2001, respectively. Additionally, the Bank had approximately $48.3 million in commitments to sell fixed rate residential loans and $6.5 million in commitments to sell adjustable rate commercial loans at December 31, 2002.

The Bank's exposure to credit loss in the event of nonperformance by the other parties to the financial instruments for commitments to extend credit is represented by the contract amount of those instruments. The Bank uses the same credit policies and collateral requirements in making commitments as it does for on-balance sheet instruments.

Employment Agreements

The Company has entered into employment agreements with certain executive officers. Under certain circumstances provided in the agreements, the Company may be obligated to continue the officer's salary for a period of up to three years.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The disclosure of the estimated fair value of financial instruments is as follows: (in thousands)

	December 31, 2002		June 30, 2002		June 30, 2001	
	Carrying Value	Fair Value	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:						
Cash	$ 27,404	$ 27,404	$ 25,006	$ 25,006	$ 25,814	$ 25,814
Interest-bearing deposits	26,288	26,288	19,472	19,472	9,610	9,610
Securities available for sale	114,440	114,440	114,989	114,989	80,316	80,316
Securities held to maturity	3,026	3,147	3,493	3,619	7,296	7,409
Loans held for sale	30,560	31,055	6,302	6,383	12,383	12,518
Loans, net	628,883	653,007	631,815	649,880	674,552	686,873
Accrued interest receivable	4,289	4,289	4,431	4,431	5,213	5,213
Federal Home Loan Bank stock	9,965	9,965	9,965	9,965	9,866	9,866
Cash surrender value of life insurance	10,841	10,841	9,792	9,792	9,274	9,274
Liabilities:						
Deposits	609,358	621,187	577,480	583,881	576,543	581,293
Federal Home Loan Bank advances	171,635	180,429	174,139	182,626	192,067	193,729
Senior debt	14,242	15,161	11,200	11,200	11,200	11,200
Other borrowings	1,867	1,867	3,341	3,341	4,341	4,341
Advance payments by borrowers for taxes and insurance	229	229	442	442	441	441
Accrued interest payable	1,035	1,035	924	924	1,482	1,482
Commitments	-	-	-	-	-	-
Financial Instruments:						
Interest rate swaps	(1,592)	(1,592)	(1,038)	(1,038)	(218)	(218)

The Company, using available market information and appropriate valuation methodologies, has determined the estimated fair values of financial instruments. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash, Interest-bearing Deposits, Accrued Interest Receivable, Cash Surrender Value of Life Insurance, Advance Payments by Borrowers for Taxes and Insurance, Accrued Interest Payable and Other Borrowings
The carrying amount as reported in the Consolidated Balance Sheets is a reasonable estimate of fair value.

Securities Held to Maturity and Available for Sale
Fair values are based on quoted market prices and dealer quotes.

Loans Held for Sale and Loans, net
The fair value is estimated by discounting the future cash flows using the current rates for loans of similar credit risk and maturities.

Federal Home Loan Bank Stock
The fair value is estimated to be the carrying value, which is par.

Deposits
The fair value of demand deposits, savings accounts and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances
The fair value is estimated by discounting future cash flows using rates currently available to the Company for advances of similar maturities.

Senior Debt
Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair value of existing debt.

Interest Rate Swaps
The fair value is derived from proprietary models based upon well recognized financial principles which management believes provide a reasonable approximation of the fair value of the interest rate swap transactions.

Commitments
The commitments to originate and purchase loans have terms that are consistent with current market conditions. Accordingly, the Company estimated that the face amounts of these commitments approximate carrying values.

The fair value estimates presented herein are based on information available to management at December 31, 2002 and June 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

17. PARENT COMPANY FINANCIAL STATEMENTS

The condensed financial statements of Home Federal Bancorp are as follows: (in thousands)

Condensed Balance Sheets *(Parent Company only)*	Dec 2002	June 2002	June 2001
Assets:			
Cash	$ 2,930	$ 1,421	$ 2,377
Investment in subsidiary	89,835	87,280	80,675
Other	447	361	332
Total Assets	**$ 93,212**	**$ 89,062**	**$ 83,384**
Liabilities:			
Senior debt	$ 14,242	$ 11,200	$ 11,200
Other	1,176	776	434
Total liabilities	15,418	11,976	11,634
Shareholders' equity	77,794	77,086	71,750
Total Liabilities and Shareholders' Equity	**$ 93,212**	**$ 89,062**	**$ 83,384**

Condensed Statements of Income *(Parent Company only)*	Dec 2002	June 2002	June 2001	June 2000
Dividends from subsidiary	$ 2,914	$ 6,379	$ 5,574	$ 4,760
Other	271	629	556	485
Total income	3,185	7,008	6,130	5,245
Interest on senior debt	425	812	807	408
Other expenses	574	895	925	719
Total expenses	999	1,707	1,732	1,127
Income before taxes and change in undistributed earnings of subisidiary	2,186	5,301	4,398	4,118
Applicable income tax credit	(284)	(419)	(433)	(244)
Income before change in undistributed earnings of subsidiary	2,470	5,720	4,831	4,362
Increase in undistributed earnings of subsidiary	2,827	4,619	4,718	5,076
Net Income	**$ 5,297**	**$ 10,339**	**$ 9,549**	**$ 9,438**

Condensed Statements of Cash Flows *(Parent Company only)*	Dec 2002	June 2002	June 2001	June 2000
Operating Activities:				
Net income	$ 5,297	$ 10,339	$ 9,549	$ 9,438
Adjustments to reconcile net income to net cash provided by operating activities:				
Decrease (increase) in other assets	(86)	(29)	(87)	21
Increase (decrease) in accrued expenses and other liabilities	276	44	245	(45)
Increase in undistributed earnings of subsidiary	(2,827)	(4,619)	(4,718)	(5,076)
Net cash provided by operating activities	2,660	5,735	4,989	4,338
Investing Activities:				
Net cash used in investment in HomeFed Financial Corp.	-	(768)	-	-
Financing Activities:				
Repayment of senior debt	-	-	(505)	(1,140)
Funds provided by senior debt	3,042	-	5,500	6,345
Payment of dividends	(1,331)	(2,528)	(2,438)	(2,559)
Repurchase shares of common stock	(3,154)	(4,764)	(6,076)	(6,742)
Exercise of stock options, net of fractional shares paid	292	1,369	199	238
Net cash used in financing activities	(1,151)	(5,923)	(3,320)	(3,858)
Net (decrease)/increase in cash	1,509	(956)	1,669	480
Cash at beginning of period	1,421	2,377	708	228
Cash at End of Period	**$ 2,930**	**$ 1,421**	**$ 2,377**	**$ 708**

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Home Federal Bancorp
Columbus, Indiana

We have audited the accompanying balance sheets of Home Federal Bancorp and its subsidiary (the "Company") as of December 31, 2002, June 30, 2002 and 2001, and the related statements of income, shareholders' equity and cash flows for the six month period ended December 31, 2002 and for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2002, June 30, 2002 and 2001, and the results of its operations and its cash flows for the six month period ended December 31, 2002 and for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective July 1, 2000 the Company changed its method of accounting for derivative instruments and hedging activities.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
January 17, 2003

Board of Directors & Officers of Home Federal Bancorp

Board of Directors

John K. Keach, Jr.
Chairman of the Board, President and Chief Executive Officer, Home Federal Bancorp

John T. Beatty
President, Beatty Insurance, Inc.

Harold Force
President, Force Construction Company, Inc.

David W. Laitinen, MD
Orthopedic Surgeon

John M. Miller
President, Best Beers, Inc.

Harvard W. Nolting, Jr.
Retired from Nolting Foods, Inc.

Gregory J. Pence
President, Kiel Bros. Oil Company, Inc. and KP Oil Company, Inc.

John K. Keach, Sr.
Chairman Emeritus
Retired

Eugene E. Burke
Director Emeritus
Retired

The Directors of Home Federal Bancorp also serve as Directors of HomeFederal Bank.

Officers

John K. Keach, Jr.
Chairman of the Board, President and Chief Executive Officer

Gerald L. Armstrong
Executive Vice President

Charles R. Farber
Executive Vice President

S. Elaine Pollert
Executive Vice President
Retail Banking

Lawrence E. Welker
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Executive Officers of HomeFederal Bank

John K. Keach, Jr.
Chairman of the Board, President and Chief Executive Officer

Gerald L. Armstrong
Executive Vice President

Charles R. Farber
Executive Vice President

S. Elaine Pollert
Executive Vice President
Retail Banking

Lawrence E. Welker
Executive Vice President, Chief Financial Officer, Treasurer and Secretary

Melissa A. McGill
Vice President
Controller

Shareholder Information

Stock Listing

The common stock of Home Federal Bancorp is traded on the National Association of Securities Dealers Automated Quotation System, National Market System, under the symbol HOMF. Home Federal Bancorp stock appears in *The Wall Street Journal* under the abbreviation HomFedBcpIN, and in other publications under the abbreviation HFdBcp.

Transfer Agent & Registrar

To change name, address or ownership of stock, to report lost certificates, or to consolidate accounts, contact:

LaSalle Bank N.A.
c/o Corporate Trust Operations
135 South LaSalle Street, Room 1960
Chicago, Illinois 60603
(800) 246-5761

General Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, IN 46204

Shareholder & General Inquiries

Home Federal Bancorp is required to file an Annual Report on Form 10-K for its fiscal year ended December 31, 2002, with the Securities and Exchange Commission.

For copies of the Annual Report and Home Federal Bancorp's Quarterly Reports, contact:
Cora Laymon
Home Federal Bancorp
222 West Second Street
P.O. Box 648
Seymour, IN 47274
(812) 522-1592
(877) 626-7000

For financial information and security analyst inquiries, please contact:
Lawrence E. Welker
Home Federal Bancorp
222 West Second Street
P.O. Box 648
Seymour, IN 47274
(812) 522-1592
(877) 626-7000

For an online annual report or shareholder inquiries on the Web, visit us at:
www.homf.com

Notes


Fishers
Indianapolis
Greenwood
Greensburg
Hope
Columbus
Batesville
Osgood
Seymour
North Vernon
Cincinnati
Brownstown
Madison
Austin
Salem
Louisville

Office Locations

Seymour
222 W. Second Street
1117 E. Tipton Street

Columbus
501 Washington Street
1020 Washington Street
3805 25th Street
2751 Brentwood Drive
4330 W. Jonathan Moore Pike

Hope
8475 N. State Road 9

Austin
67 W. Main Street

North Vernon
111 N. State Street
1540 N. State Street

Osgood
820 S. Buckeye Street

Batesville
114 State Road 46 East

Madison
201 Clifty Drive

Brownstown
101 N. Main Street

Salem
1208 S. Jackson Street

Greensburg
115 E. North Street

Fishers
Loan Production Office
10204 Lantern Road

Greenwood
Future office site

Visit our Web site at
www.homf.com or call us
toll free at (877) 626-7000